SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 July 2016

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 28 July 2016 re: Half-year Report

Lloyds Banking Group plc

2016 Half-Year Results

28 July 2016

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the half-year ended 30 June 2016.
Statutory basis: Statutory information is set out on pages 54 to 94. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: Underlying basis information is set out on pages 1 to 28. These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
 losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
 market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
 restructuring costs, comprising severance related costs relating to the Simplification programme announced in October 2014 and the costs of implementing regulatory reform and ring fencing;
 TSB build and dual running costs and the loss relating to the TSB sale in 2015; and
 payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2016 to the half-year ended 30 June 2015, and the balance sheet analysis compares the Group balance sheet as at 30 June 2016 to the Group balance sheet as at 31 December 2015.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 95.
Restatement: With effect from 1 January 2016 the unsecured personal loans business was transferred from Retail to Consumer Finance and elements of the Group’s business in the Channel Islands and Isle of Man were transferred from Retail to Commercial Banking. In addition, certain mortgage lending has been reclassified as closed to new business. The results for the six months ended 30 June 2016 and the comparative periods are reported on the new basis.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of an exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

RESULTS FOR THE HALF-YEAR

‘We have delivered a good financial performance in the first half with robust underlying profit, a doubling of statutory profit and strong capital generation, along with continued progress on our strategic initiatives.

Our success in recent years has been based on our focus on and commitment to doing the right thing for customers. Our strategy of becoming the best bank for customers and shareholders remains unchanged and we will continue to support the economy and help Britain prosper.

Following the EU referendum the outlook for the UK economy is uncertain and, while the precise impact is dependent upon a number of factors including EU negotiations and political and economic events, a deceleration of growth seems likely. The UK, however, enters this period of uncertainty from a position of strength, following continued private sector deleveraging, significantly improved mortgage affordability and low levels of unemployment. For Lloyds, our simple and low risk, UK focused, retail and commercial business model, together with the simplification and transformation of the business in recent years, position us well to continue doing the right thing for our customers and deliver strong returns for shareholders.’
António Horta-Osório, Group Chief Executive

Good financial performance with robust underlying profit, doubling of statutory profit and strong returns
●
Underlying profit of £4.2 billion, down 5 per cent (2 per cent excluding TSB); underlying return on required equity of 14.0 per cent
●
Total income 1 per cent lower at £8.9 billion

Net interest income of £5.8 billion, up 1 per cent with improved margin of 2.74 per cent

Other income 5 per cent lower at £3.1 billion, with improved performance in second quarter
●
Operating costs 3 per cent lower at £4.0 billion driven by the acceleration of cost initiatives. Market-leading cost:income ratio improved to 47.8 per cent
●
Asset quality remains strong with impairment charge of £245 million and asset quality ratio of 11 basis points
●
Statutory profit before tax more than doubled to £2.5 billion
●
Strong capital generation in second quarter of 0.5 percentage points after 0.3 percentage point impact of EU referendum
●
Strong balance sheet with common equity tier 1 (CET1) ratio of 13.0 per cent post dividend (13.5 per cent pre dividend); leverage ratio of 4.7 per cent
●
Tangible net assets per share of 55.0 pence (2015: 52.3 pence) after payment of 2015 final dividend of 2.0 pence

Continued acceleration of strategy in line with customers’ evolving needs
●
Simplification targets enhanced with additional cost initiatives now targeted

Closure of additional c.200 branches and further c.3,000 role reductions by the end of 2017

Simplification run-rate savings target increased from £1.0 billion to £1.4 billion by the end of 2017

In addition, rationalisation of non-branch property portfolio to be undertaken with c.30 per cent reduction by the end of 2018

2016 guidance for NIM and cost:income ratio reaffirmed with AQR and capital generation updated
●
Net interest margin for the full year of around 2.70 per cent
●
Full year cost:income ratio to be lower than 2015 ratio of 49.3 per cent
●
Asset quality ratio for the full year now expected to be less than 20 basis points
●
The impact on the Group of the referendum is dependent on economic and political outcomes which remain uncertain, however we now expect to generate around 160 basis points of CET1 capital in 2016 pre dividend, due to the impact of the EU referendum, in particular the effect of FX rates on RWAs
●
Given the uncertainty, it is too early to determine the impact on our formal longer term guidance at this stage. However, while the business will remain highly capital generative, it is possible that this capital generation may be somewhat lower in future years than previously guided. We will formally update guidance when we have a clearer view of likely outcomes

Dividend
●
Interim ordinary dividend of 0.85 pence per share, up 13 per cent, in line with our progressive and sustainable approach to ordinary dividends.

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Net interest income	5,782	5,715	1	5,767	−
Other income	3,093	3,253	(5)	2,902	7
Total income	8,875	8,968	(1)	8,669	2
Operating costs	(4,041)	(4,150)	3	(4,161)	3
Operating lease depreciation	(428)	(374)	(14)	(390)	(10)
Impairment	(245)	(179)	(37)	(389)	37
Underlying profit excluding TSB	4,161	4,265	(2)	3,729	12
TSB	−	118		−
Underlying profit	4,161	4,383	(5)	3,729	12

Enhanced Capital Notes	(790)	(390)		289
Market volatility and other items	(150)	(188)		(427)
Restructuring costs	(307)	(32)		(138)
Conduct provisions	(460)	(1,835)		(3,002)
TSB costs	−	(745)		−
Profit before tax – statutory	2,454	1,193	106	451
Taxation	(597)	(268)		(420)
Profit for the period	1,857	925	101	31

Underlying earnings per share	3.9p	4.6p	(0.7)p	3.9p	−
Earnings (loss) per share	2.3p	1.0p	1.3p	(0.2)p	2.5p
Banking net interest margin	2.74%	2.62%	12bp	2.64%	10bp
Average interest-earning banking assets	£437bn	£445bn	(2)	£439bn	−
Cost:income ratio	47.8%	48.3%	(0.5)pp	50.3%	(2.5)pp
Asset quality ratio	0.11%	0.09%	2bp	0.19%	(8)bp
Return on risk-weighted assets	3.75%	3.78%	(3)bp	3.29%	46bp
Return on assets	1.01%	1.05%	(4)bp	0.91%	10bp
Underlying return on required equity	14.0%	16.2%	(2.2)pp	13.9%	0.1pp
Statutory return on required equity	8.3%	3.7%	4.6pp	(0.7)%	9.0pp

BALANCE SHEET AND KEY RATIOS

	At 30 June 2016	At 31 Dec 2015	Change %

Loans and advances to customers	£453bn	£455bn	−
Customer deposits	£423bn	£418bn	1
Loan to deposit ratio	107%	109%	(2)pp
Common equity tier 1 ratio1,2	13.0%	13.0%	−
Transitional total capital ratio	21.8%	21.5%	0.3pp
Risk-weighted assets1	£222bn	£223bn	−
Leverage ratio1,2	4.7%	4.8%	(0.1)pp

Tangible net assets per share	55.0p	52.3p	2.7p

1	Reported on a fully loaded basis.
2	The common equity tier 1 and leverage ratios at 31 December 2015 are reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June 2016	At 31 Dec 2015
Assets	£ million	£ million

Cash and balances at central banks	73,399	58,417
Trading and other financial assets at fair value through profit or loss	146,177	140,536
Derivative financial instruments	47,323	29,467
Loans and receivables:
Loans and advances to customers	453,033	455,175
Loans and advances to banks	25,958	25,117
Debt securities	3,996	4,191
	482,987	484,483
Available-for-sale financial assets	35,860	33,032
Held-to-maturity investments	21,500	19,808
Other assets	40,986	40,945
Total assets	848,232	806,688

Liabilities
Deposits from banks	23,162	16,925
Customer deposits	423,279	418,326
Trading and other financial liabilities at fair value through profit or loss	52,094	51,863
Derivative financial instruments	42,376	26,301
Debt securities in issue	88,758	82,056
Liabilities arising from insurance and investment contracts	107,722	103,071
Subordinated liabilities	22,935	23,312
Other liabilities	38,968	37,854
Total liabilities	799,294	759,708

Shareholders’ equity	43,151	41,234
Other equity instruments	5,355	5,355
Non-controlling interests	432	391
Total equity	48,938	46,980
Total liabilities and equity	848,232	806,688

GROUP CHIEF EXECUTIVE’S STATEMENT

We have delivered a good financial performance in the first half of 2016, with robust underlying profit, a doubling of statutory profit and strong capital generation, along with continued progress on our strategic initiatives. Our differentiated, UK focused, retail and commercial business model continues to deliver, and our financial strength, coupled with our cost leadership and low risk approach, position us well in the face of current market uncertainty. Our strategy of becoming the best bank for customers and shareholders remains unchanged and we will continue to support the economy and help Britain prosper in the months and years ahead.

Market positioning
Following the EU referendum the outlook for the UK economy is uncertain and, while the precise impact is dependent upon a number of factors, including EU negotiations and political and economic events, a deceleration of growth seems likely. Given the sustainable recovery in recent years, the UK economy enters this period of uncertainty from a position of strength and is well positioned to face any economic headwinds. The simplification and transformation of the business in recent years and our prudent approach to risk position us well to continue to deliver strong returns to our shareholders.

As a simple, UK focused bank we have benefited from the sustainable nature of the recovery in the UK economy. In recent years house prices have increased, businesses and consumers have been deleveraging, more people are in work with unemployment at a record low, and wages have been growing.

These improvements in the economy and our low risk approach are reflected in the quality of our lending portfolios and we continue to de-risk the business. In Buy-to-let mortgages we have grown significantly below the market, and in London we have restricted our share of mortgage flow through loan-to-income caps. In Commercial Banking we have reduced our exposure to higher risk segments through a selective participation strategy.

Our market-leading cost position also continues to provide competitive advantage in a challenging environment, and our cost:income ratio further improved to 47.8 per cent in the first half of this year. In addition, we have one of the strongest capital and funding positions amongst the major banks worldwide, as demonstrated by our continued successful issuance of wholesale funding post-referendum. Our low cost, low risk, differentiated capital generative business model is structured to be resilient through the economic cycle.

The regulatory environment continues to evolve and there remain a number of areas on which we expect clarity soon, including the Financial Conduct Authority’s (FCA) consultation into a proposed time-bar for PPI complaints, the final outcome of the Competition and Market Authority (CMA) review and some of the consultation papers on the capital framework. Clarity on these areas will build on the good progress made by global regulators in finalising their overall approach to capital, liquidity and solvency. Given the strength of our balance sheet and our underlying capital generation, we are well placed to meet these evolving regulatory requirements.

Financial performance
Underlying profit of £4.2 billion was 5 per cent lower than the same period last year (or 2 per cent lower excluding TSB), driven by a slight decrease in income and an increase in the impairment charge from historically low levels. This was partly offset by a 3 per cent reduction in operating costs as we continue to simplify the business. Underlying return on required equity was strong at 14.0 per cent. Statutory profit before tax of £2.5 billion was more than double that of the same period in 2015, driven by a significant reduction in conduct charges and the gain on sale of our stake in Visa Europe. Statutory return on required equity has improved to 8.3 per cent.

We have again demonstrated the capital generative nature of the business, generating 50 basis points of common equity tier 1 (CET1) capital in the second quarter, despite a 30 basis point impact from the EU referendum. Our balance sheet remains strong with a CET1 ratio of 13.0 per cent post-dividend and a leverage ratio of 4.7 per cent.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Dividend
In 2015 the Group paid its first significant dividend since the financial crisis. In line with our progressive and sustainable ordinary dividend policy, we are pleased to be announcing a 13 per cent increase in the interim ordinary dividend to 0.85 pence per share. As previously indicated the Board will assess the capital position, the level of final dividend and whether the distribution of surplus capital is appropriate with the full year results.

Strategic progress
We have continued to make significant progress on each of our three strategic priorities: creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth.

Creating the best customer experience
As a customer focused business, we are committed to meeting our customers’ evolving needs and preferences through our multi-brand and multi-channel approach. We operate the UK’s largest branch network and the largest digital bank with over 12 million online users and more than 7 million users of our top-rated mobile banking app. 60 per cent of customer needs are now being met digitally, and the digital channel is now the number one choice for customers taking out new loans or credit cards. At the same time we continue to invest in the branch network and new propositions to improve how customers interact with us. In Commercial Banking we have continued to invest to enhance client propositions and improve key processes, including improvements in the online banking platform and reduced new account opening times. In Consumer Finance, Black Horse has been recognised with several awards for its innovative new funding platform, Sign-IT, which reduced processing times for new loans, while increasing security and protection for customers. In Insurance we have introduced an online tool allowing customers to consolidate their workplace pension assets, enabling them to make informed decisions about their pension plans.

Our progress in creating the best customer experience is reflected in the Group’s customer satisfaction metrics, with the net promoter score over 50 per cent higher than at the end of 2011. In addition, Group reportable banking complaints remain significantly lower than our major peer group average.

Becoming simpler and more efficient
Our cost leadership position is a significant source of competitive advantage and remains a strategic priority. Within the 2015 full year results we announced we were actively responding to lower rates by accelerating cost delivery and targeting further savings. We are consequently now ahead of target in delivering the planned £1.0 billion of run-rate savings under the current Simplification programme, having already achieved £0.6 billion. In response to evolving customer behaviours we are extending the scope of the Simplification programme to include an additional c.200 branch closures, and a further c.3,000 role reductions. This will generate significant additional cost savings and, as a result, we have increased the Simplification run-rate savings target for the end of 2017 from £1.0 billion to £1.4 billion. In addition, we are targeting a c.30 per cent reduction in our non-branch property portfolio by the end of 2018.

Delivering sustainable growth
The Group aims to deliver sustainable growth across its key customer segments, consistent with its low risk business model. We have continued to make good progress in growing market share in areas where we are underrepresented, including our lending to SME customers, motor finance and credit card balances. In addition, we remain committed to supporting first-time buyers and continue to be the largest lender to this customer group. However, across the broader mortgage market, we continue to balance margin and risk considerations with volume growth. This approach, which has meant that we have grown below the market in the past 12 months, positions us well, ahead of any potential slowdown in the UK economy. In Insurance we have built on our recent success in bulk annuities by completing another three deals in the second quarter, demonstrating how our insurance capabilities and expertise can benefit Commercial Banking clients.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Guidance
Following the good financial performance in the first half of the year, we have reaffirmed our 2016 guidance for net interest margin and cost:income ratio. We continue to expect net interest margin for the full year to be around 2.70 per cent and for the cost:income ratio to be lower than the 49.3 per cent reported in 2015. Given the strong credit environment, we have improved our asset quality ratio guidance and now expect the full year ratio to be less than 20 basis points.

The impact on the Group of the EU referendum is dependent on economic and political outcomes, which remain uncertain. However, in 2016 we now expect to generate around 160 basis points of CET1 capital pre dividend, due to the impact of the EU referendum, in particular the effect of FX rates on risk-weighted assets.

Given the uncertainty, it is too early to determine the impact on our formal longer term guidance at this stage. However, while the business will remain highly capital generative, it is possible that this capital generation may be somewhat lower in future years than previously guided. We will formally update guidance when we have a clearer view of likely outcomes.

Outlook
As a result of the continued successful delivery of our strategy in recent years, we are in a strong position to withstand the uncertainty in our sector and the wider market, both now and in the future. This gives me great confidence that we will continue to support the UK economy, help Britain prosper and become the best bank for customers and shareholders.

António Horta-Osório
Group Chief Executive

REVIEW OF FINANCIAL PERFORMANCE

Good financial performance with robust underlying profit, doubling of statutory profit and strong returns
The Group’s underlying profit was £4,161 million, 5 per cent lower than in the first half of 2015, driven by a 1 per cent fall in income and higher impairments, partly offset by lower costs. Statutory profit before tax more than doubled to £2,454 million compared with £1,193 million in 2015, and included the £790 million charge relating to the redemption of ECNs in the first quarter and conduct provisions of £460 million. The underlying return on required equity was 14.0 per cent and statutory return on required equity was 8.3 per cent.

Total loans and advances to customers were £453 billion, a reduction of £2 billion since 31 December 2015, and customer deposits were £5 billion higher at £423 billion.

The Group generated 0.5 percentage points of common equity tier 1 (CET1) in the period and the CET1 ratio was 13.0 per cent at 30 June 2016 after accruing for 2016 ordinary dividends. The tangible net asset value per share increased to 55.0 pence (31 December 2015: 52.3 pence) after payment of the 2015 final dividend of 2.0 pence.

Total income
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Net interest income	5,782	5,715	1	5,767	−
Other income	3,093	3,253	(5)	2,902	7
Total income	8,875	8,968	(1)	8,669	2

Banking net interest margin	2.74%	2.62%	12bp	2.64%	10bp
Average interest-earning banking assets	£436.9bn	£444.8bn	(2)	£438.9bn	−
Average interest-earning banking assets excluding run-off	£426.0bn	£428.4bn	(1)	£426.6bn	−

Further detail on net interest income and other income is included on pages 25 and 26.

Total income of £8,875 million was 1 per cent lower than in the first half of 2015, with a 1 per cent increase in net interest income more than offset by a 5 per cent reduction in other income.

Net interest income increased 1 per cent to £5,782 million reflecting the improvement in net interest margin to 2.74 per cent (half-year to 30 June 2015: 2.62 per cent) partly offset by the impact of the 1 per cent reduction in average interest-earning banking assets excluding run-off with growth in SME and Consumer Finance lending more than offset by the reductions in mortgages and Global Corporates. The increase in the net interest margin was due to lower deposit and wholesale funding costs and the benefit from the ECN redemptions in the first quarter, which in total more than offset the pressure on asset pricing. The Group continues to expect that the net interest margin for the 2016 full year will be around 2.70 per cent, in line with the guidance given with the 2015 full year results.

The Group manages the risk to its capital and earnings from adverse movements in interest rates centrally, with exposures subject to a set of Board risk appetite measures. Liabilities which are deemed to be stable or less sensitive to changes in market interest rates are hedged, including current accounts, investible shareholders’ equity and some variable rate deposits via a portfolio of receive fixed interest rate swaps of varying tenors of up to 10 years. The notional coverage and target duration is actively reviewed depending upon both market and business conditions.

As at 30 June 2016, the current notional hedge was c.£120 billion with an average duration of c.3 years and an earning rate of approximately 1.3 per cent over LIBOR. In the first half of 2016, income from the Structural Hedge totalled £0.8 billion over LIBOR (first half of 2015: £0.9 billion).

Other income at £3,093 million was in line with expectations for 2016 with improved income in the second quarter, but 5 per cent lower than in the first half of 2015. The reduction compared with 2015 was largely due to lower insurance income, the continued pressure on fees and commissions and reduced income from the run-off portfolio.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Costs
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Operating costs	4,041	4,150	3	4,161	3
Cost:income ratio	47.8%	48.3%	(0.5)pp	50.3%	(2.5)pp
Operating jaws	1%
Simplification savings annual run-rate	642	225		373	72

Operating costs were £4,041 million, 3 per cent lower than 2015, reflecting the Group’s continued progress in delivering efficiency savings whilst continuing to invest in the business. Operating jaws were positive 1 per cent with the cost:income ratio improving to 47.8 per cent from 48.3 per cent in 2015.

The Simplification programme has delivered £642 million of annual run-rate savings to date out of the target to deliver £1 billion of savings by the end of 2017. As a result of changing customer behaviours and the expected lower for longer interest rate environment, the scope of the programme announced in the Group Strategic Update in 2014 has now been extended to include the closure of a further c.200 branches and further role reductions of c.3,000 by the end of 2017. As a consequence the annual Simplification run-rate savings target has been increased from £1.0 billion to £1.4 billion. The total spent on the programme to date is £1.1 billion with an expected further spend of £1.1 billion by the end of 2017 of which around £350 million will be included in restructuring costs.

We are also now targeting a reduction of c.30 per cent in the non-branch property portfolio. This initiative is expected to deliver a one-off saving of around £100 million and an additional £100 million of annual run-rate savings by the end of 2018 at an additional cost of around £300 million, all of which will be included in restructuring costs.

Operating lease depreciation increased 14 per cent to £428 million due to further growth in the Lex Autolease business and an accelerated depreciation charge recognised by Commercial Banking.

Impairment
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Impairment charge	245	179	(37)	389	37
Asset quality ratio	0.11%	0.09%	2bp	0.19%	(8)bp
Gross asset quality ratio	0.26%	0.25%	1bp	0.31%	(5)bp
Impaired loans as a % of closing advances	2.0%	2.7%	(0.7)pp	2.1%	(0.1)pp

The impairment charge increased to £245 million compared to £179 million in the first half of 2015 largely due to a reduction in the level of provision releases and lower write-backs from debt sales. The asset quality ratio was 11 basis points in the first half compared with 9 basis points in 2015 and the gross asset quality ratio (excluding releases and write-backs) was stable at 26 basis points compared with 25 basis points in the first half of 2015. We now expect the 2016 full year asset quality ratio will be less than 20 basis points.

The credit quality of the Group’s lending book is strong and has improved significantly over the last five years with the Group’s prudent through-the-cycle approach to credit risk appetite. At 30 June 2016, only 9 per cent of mortgages had a LTV of greater than 80 per cent compared with 43 per cent at 31 December 2010 and recent growth in buy-to-let lending has been significantly below the market. The Commercial Banking book has also been de-risked substantially through corporate deleveraging and a c.70 per cent reduction in commercial real estate (CRE) exposures since December 2010 from £71 billion to £20 billion at 30 June 2016.

Impaired loans at 30 June 2016 were £9.3 billion, 2.0 per cent of total loans and advances compared with £9.6 billion, and 2.1 per cent at 31 December 2015 largely as a result of reductions in Commercial Banking and Consumer Finance.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Underlying profit	4,161	4,383	(5)	3,729	12
Enhanced Capital Notes	(790)	(390)		289
Market volatility and other items:
Market volatility and asset sales	128	53		(134)
Fair value unwind	(110)	(77)		(115)
Other items	(168)	(164)		(178)
	(150)	(188)		(427)
Restructuring costs	(307)	(32)		(138)
Conduct provisions	(460)	(1,835)		(3,002)
TSB costs	−	(745)		−
Profit before tax – statutory	2,454	1,193	106	451
Taxation	(597)	(268)		(420)
Profit for the period	1,857	925	101	31

Further information on the reconciliation of underlying to statutory results is included on page 24.

Statutory profit before tax was £2,454 million, more than double the profit in the same period in 2015.

The loss relating to the ECNs in the first half was £790 million, representing the write-off of the embedded derivative and the premium paid on the redemption of the remaining notes completed in the first quarter of 2016. The Supreme Court has now heard the ECN trustee’s appeal and found in favour of the Group, which supported the redemption of the ECNs earlier this year.

Market volatility and asset sales of £128 million included a gain on sale of Visa Europe of £484 million and negative insurance volatility of £372 million, primarily driven by widening credit spreads and low returns on cash investments. The credit in 2015 included positive insurance volatility of £18 million. The fair value unwind was negative £110 million in the first half of 2016 compared with negative £77 million in 2015 and largely comprised the unwind of fair value adjustments made against HBOS subordinated debt at the time of the acquisition in 2008. Other items of negative £168 million related to the amortisation of intangible assets.

Restructuring costs were £307 million and included severance related costs of the Simplification programme together with £60 million relating to work on implementing the ring-fencing requirements.

There was a charge of £460 million to cover a range of conduct issues of which £345 million was recognised in the second quarter. The charge for the half-year included £215 million in respect of arrears related activities on secured and unsecured retail products, £70 million in respect of complaints relating to packaged bank accounts and £50 million related to insurance products sold in Germany. In addition there were a number of smaller additions to existing conduct risk provisions totalling £125 million across all divisions.

In May, the FCA informed the Group that it was commencing an investigation in connection with the Group’s mortgage arrears handling. At this stage it is not possible to make an assessment of the outcome of this ongoing review.

REVIEW OF FINANCIAL PERFORMANCE (continued)

No further provision has been taken for PPI, where complaint levels over the first half have been around 8,500 per week on average, broadly in line with expectations. The Group’s current PPI provision reflects our interpretation of the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar and the Plevin case and conclusion by mid-2018. The Group awaits the FCA’s final decision however, should the time bar be longer than the proposed two years or the FCA’s final decision be significantly delayed, then the Group may need to reassess its provision.

Statutory profit in the first half of 2015 included a charge of £745 million comprising £660 million relating to the sale of TSB and £85 million of TSB dual running costs.

Taxation
The tax charge for the first half was £597 million (2015: £268 million) representing an effective tax rate of 24 per cent (2015: 22 per cent). The effective tax rate reflects the impact of tax exempt gains and capital losses not previously recognised. The Group continues to expect a medium term effective tax rate of around 27 per cent.

Return on required equity
The underlying return on required equity remains strong at 14.0 per cent (2015: 16.2 per cent). The reduction was due largely to the higher underlying tax charge following implementation of the banking tax surcharge.

The statutory return on required equity increased to 8.3 per cent (2015: 3.7 per cent) largely reflecting the lower conduct provisions made in the period.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Balance sheet
	At 30 June 2016	At 31 Dec 2015	Change %

Loans and advances to customers	£453bn	£455bn	−
Customer deposits	£423bn	£418bn	1
Wholesale funding	£131bn	£120bn	9
Wholesale funding <1 year maturity	£51bn	£38bn	36
Of which money-market funding <1 year maturity1	£24bn	£22bn	11
Loan to deposit ratio	107%	109%	(2)pp
Liquidity coverage ratio – eligible assets	£142bn	£123bn	15

1	Excludes balances relating to margins of £6.8 billion (31 December 2015: £2.5 billion) and settlement accounts of £1.4 billion (31 December 2015: £1.4 billion).

Loans and advances to customers were £453 billion compared with £455 billion at 31 December 2015. There was continued strong growth in Consumer Finance, up 7 per cent, and SME lending, up 3 per cent with both segments outperforming the market. This was offset by further reductions in run-off and closed portfolios, reduced lending to larger corporates and lower ‘open book’ mortgage balances which fell by £3.4 billion reflecting our prudent stance on risk and the Group’s focus on protecting margin in the current competitive low growth market.

Deposits increased 1 per cent to £423 billion largely due to the success in attracting high quality deposits from commercial clients.

Wholesale funding increased to £131 billion (31 December 2015: £120 billion) mainly due to an increase in cash margins and FX movements following the EU referendum. Wholesale funding less than 1 year increased in the period due to approximately £6 billion of term funding falling into the sub 1 year maturity profile, with the remainder of the increase driven by currency revaluation and cash margins.

The Group’s liquidity position remains strong, with liquidity coverage ratio (LCR) eligible assets increasing to £142 billion (December 2015: £123 billion). The growth in LCR eligible assets has been driven by a combination of the management actions taken ahead of the EU referendum, as well as net collateral inflows and mark to market increases on liquid asset securities since 23 June. LCR eligible assets represent broadly six times the Group’s money-market funding with a maturity of less than one year and continue to be in excess of total wholesale funding. The Group’s LCR ratio already exceeds regulatory requirements and is greater than 100 per cent.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Capital ratios and risk-weighted assets
	At 30 June 2016	At 31 Dec 2015	Change %

Common equity tier 1 ratio1,2	13.0%	13.0%	−
Transitional tier 1 capital ratio	16.4%	16.4%	−
Transitional total capital ratio	21.8%	21.5%	0.3pp
Leverage ratio1,2	4.7%	4.8%	(0.1)pp
Risk-weighted assets1	£222bn	£223bn	−

Shareholders’ equity	£43bn	£41bn	5
Tangible net assets per share	55.0p	52.3p	2.7p

1	Reported on a fully loaded basis.
2	The common equity tier 1 and leverage ratios at 31 December 2015 are reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.

The Group maintained its capital strength with a fully loaded common equity tier 1 ratio of 13.0 per cent (31 December 2015: 13.0 per cent pro forma) after accruing for foreseeable 2016 ordinary dividends and assuming a conventional one third, two thirds payment pattern. The actual final dividend payment will be assessed by the Board at the end of the year.

The Group generated 0.5 percentage points of CET1 capital in the first half, all of which relates to the second quarter, which was after a reduction of around 0.3 percentage points as a result of the outcome of the EU referendum, largely relating to FX movements on risk-weighted assets. As a consequence, we now expect to generate around 160 basis points of CET1 capital in 2016, pre dividend.

Given the uncertainty, it is too early to determine the impact on our formal longer term guidance at this stage. However, while the business will remain highly capital generative, it is possible that this capital generation may be somewhat lower in future years than previously guided. We will formally update guidance when we have a clearer view of likely outcomes.

The leverage ratio reduced to 4.7 per cent primarily reflecting the increase in balance sheet assets arising from market movements and cash collateral inflows following the outcome of the EU referendum.

Tangible net assets per share was 55.0 pence at 30 June 2016, an increase of 2.7 pence since December 2015 after payment of the 2015 final ordinary and special dividends of 2.0 pence in the second quarter.

Dividend
In line with its progressive and sustainable dividend policy, the Group has increased its interim ordinary dividend by 13 per cent to 0.85 pence per share. The ordinary dividend in the first half amounted to £607 million.

UNDERLYING BASIS – SEGMENTAL ANALYSIS

Half-year to 30 June 2016	Retail	Commercial Banking	Consumer Finance	Insurance	Run-off and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	3,296	1,306	994	(80)	266	5,782
Other income	558	982	658	921	(26)	3,093
Total income	3,854	2,288	1,652	841	240	8,875
Operating costs	(2,144)	(1,035)	(466)	(395)	(1)	(4,041)
Operating lease depreciation	−	(52)	(368)	−	(8)	(428)
Impairment	(162)	35	(128)	−	10	(245)
Underlying profit	1,548	1,236	690	446	241	4,161

Banking net interest margin	2.23%	3.18%	6.27%			2.74%
Average interest-earning banking assets	£305.0bn	£88.1bn	£32.9bn		£10.9bn	£436.9bn
Asset quality ratio	0.11%	(0.06)%	0.79%			0.11%
Return on risk-weighted assets	5.70%	2.42%	4.47%			3.75%

Half-year to 30 June 2015	Retail1	Commercial Banking1	Consumer Finance1	Insurance	Run-off and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	3,364	1,266	1,005	(73)	153	5,715
Other income	554	1,027	678	1,025	(31)	3,253
Total income	3,918	2,293	1,683	952	122	8,968
Operating costs	(2,181)	(1,059)	(506)	(368)	(36)	(4,150)
Operating lease depreciation	−	(14)	(353)	−	(7)	(374)
Impairment	(134)	(8)	(68)	−	31	(179)
Underlying profit excluding TSB	1,603	1,212	756	584	110	4,265
TSB						118
Underlying profit						4,383

Banking net interest margin	2.25%	2.85%	6.96%			2.62%
Average interest-earning banking assets	£307.4bn	£91.1bn	£29.9bn		£16.3bn	£444.8bn
Asset quality ratio	0.09%	0.04%	0.47%			0.09%
Return on risk-weighted assets	5.94%	2.31%	4.67%			3.78%

Half-year to 31 Dec 2015	Retail1	Commercial Banking1	Consumer Finance1	Insurance	Run-off and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	3,300	1,310	949	(90)	298	5,767
Other income	561	1,045	681	802	(187)	2,902
Total income	3,861	2,355	1,630	712	111	8,669
Operating costs	(2,158)	(1,103)	(471)	(334)	(95)	(4,161)
Operating lease depreciation	−	(16)	(367)	−	(7)	(390)
Impairment	(215)	30	(167)	−	(37)	(389)
Underlying profit (loss)	1,488	1,266	625	378	(28)	3,729

Banking net interest margin	2.20%	3.10%	6.29%			2.64%
Average interest-earning banking assets	£306.6bn	£88.9bn	£31.1bn		£12.3bn	£438.9bn
Asset quality ratio	0.14%	(0.02)%	1.06%			0.19%
Return on risk-weighted assets	5.50%	2.43%	3.87%			3.29%

1	Restated. See basis of presentation on the inside front cover.

UNDERLYING BASIS – SEGMENTAL ANALYSIS (continued)

	Loans and advances		Customer deposits		Total customer balances2		Risk-weighted assets
	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Retail1	300.5	305.6	271.3	273.7	571.8	579.3	55.2	54.6
Commercial Banking1	102.0	102.0	141.4	131.9	243.4	233.9	101.8	103.2
Consumer Finance1	33.7	31.5	9.1	11.1	46.5	46.1	31.1	30.7
Run-off and Central items	16.8	16.1	1.5	1.6	18.3	17.7	23.4	23.6
Threshold risk-weighted assets							10.8	10.6
Group	453.0	455.2	423.3	418.3	880.0	877.0	222.3	222.7

1	Restated. See basis of presentation on the inside front cover.
2	Total customer balances comprise loans and advances to customers, customer deposit balances and Consumer Finance operating lease assets.

UNDERLYING BASIS – QUARTERLY INFORMATION

	Quarter ended 30 June 2016	Quarter ended 31 Mar 2016	Quarter ended 31 Dec 2015	Quarter ended 30 Sept 2015	Quarter ended 30 June 2015
	£m	£m	£m	£m	£m

Net interest income	2,876	2,906	2,904	2,863	2,886
Other income	1,616	1,477	1,528	1,374	1,661
Total income	4,492	4,383	4,432	4,237	4,547
Operating costs	(2,054)	(1,987)	(2,242)	(1,919)	(2,130)
Operating lease depreciation	(235)	(193)	(201)	(189)	(191)
Impairment	(96)	(149)	(232)	(157)	(21)
Underlying profit	2,107	2,054	1,757	1,972	2,205
Enhanced Capital Notes	−	(790)	268	21	(325)
Market volatility and other items	184	(334)	(29)	(398)	(60)
Restructuring costs	(146)	(161)	(101)	(37)	(6)
Conduct provisions	(345)	(115)	(2,402)	(600)	(1,835)
Statutory profit (loss) before tax	1,800	654	(507)	958	(21)

Banking net interest margin	2.74%	2.74%	2.64%	2.64%	2.65%
Average interest-earning banking assets	£435.6bn	£438.2bn	£439.2bn	£438.7bn	£443.2bn
Cost:income ratio	48.2%	47.4%	53.0%	47.4%	48.9%
Asset quality ratio	0.09%	0.14%	0.22%	0.15%	0.03%
Return on risk-weighted assets	3.79%	3.70%	3.12%	3.47%	3.84%

DIVISIONAL HIGHLIGHTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, and a range of long-term savings and investment products. Our aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. We will maintain our multi-brand and multi-channel strategy and continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic initiatives
●
Largest digital bank in the UK with over 12 million active online users including 7 million mobile users.
●
Continued to attract new customers through positive switching activity, particularly through the Halifax challenger brand which has attracted more than 1 in 5 customers switching in the first half of 2016.
●
Continued to improve our customer proposition including the launch of Android Pay and our announced support for the proposed Pay by Bank app.
●
Leading the way on the Government’s drive for improved financial inclusion by providing 1 in 3 basic bank accounts to disadvantaged and low income customers. January also saw the launch of the new Basic Bank Account, improving access to banking within the UK in line with industry changes.
●
We remain committed to supporting first-time buyers and continue to be the largest lender to this customer group. Retail continues to be a leading supporter of the UK government’s Help to Buy scheme, with lending of £4.1 billion under the mortgage guarantee element of the scheme to date.
●
On track to help 100,000 start-up businesses get off the ground in 2016. Continuing to improve our proposition to small business customers, launching a range of new to market products and services.
●
Continued to expand the use of Remote Advice (Video Interview) expansion across Mortgages, Wealth and Retail Business Banking.

In March, Halifax became one of the first high street banks to offer Video Mortgage Interviews for customers from the comfort of their own home.
o
So far over 1,000 interviews have taken place, with record customer satisfaction levels, 98 per cent of customers rated the service as Excellent or Good, NPS average of 78 per cent.

Financial performance
●
Underlying profit decreased 3 per cent to £1,548 million, with lower net interest income and a slightly higher impairment charge partially offset by a reduction in operating costs.
●
Net interest income has decreased 2 per cent driven in part by a reduction in balances as we focus on protecting margins.
●
Other income in line with 2015.
●
Total costs decreased 2 per cent to £2,144 million as efficiency savings more than covered a 20 per cent increase in investment. Staff numbers have reduced by 5 per cent in the 12 months to June 2016.
●
Impairment increased by £28 million to £162 million.
●
Loans and advances to customers fell 2 per cent to £300.5 billion in the first half of 2016, with the open mortgage book (excluding specialist mortgage book and Intelligent Finance) reducing 1 per cent reflecting actions to protect the net interest margin in a highly competitive low growth environment.
●
Customer deposits decreased 1 per cent to £271.3 billion, driven by a reduction in tactical balances.
●
Risk-weighted assets increased by £0.6 billion to £55.2 billion.

RETAIL (continued)

	Half-year to 30 June 2016	Half-year to 30 June 20151	Change	Half-year to 31 Dec 20151	Change
	£m	£m	%	£m	%

Net interest income	3,296	3,364	(2)	3,300	−
Other income	558	554	1	561	(1)
Total income	3,854	3,918	(2)	3,861	−
Operating costs	(2,144)	(2,181)	2	(2,158)	1
Operating lease depreciation	−	−		−
Impairment	(162)	(134)	(21)	(215)	25
Underlying profit	1,548	1,603	(3)	1,488	4

Banking net interest margin	2.23%	2.25%	(2)bp	2.20%	3bp
Average interest-earning banking assets	£305.0bn	£307.4bn	(1)	£306.6bn	(1)
Asset quality ratio	0.11%	0.09%	2bp	0.14%	(3)bp
Return on risk-weighted assets	5.70%	5.94%	(24)bp	5.50%	20bp
Return on assets	1.02%	1.05%	(3)bp	0.96%	6bp

Key balance sheet items	At 30 June 2016	At 31 Dec 20151	Change
	£bn	£bn	%

Loans and advances excluding closed portfolios	272.0	275.5	(1)
Closed portfolios	28.5	30.1	(5)
Loans and advances to customers	300.5	305.6	(2)
Relationship balances	249.9	249.3
Tactical balances	21.4	24.4	(12)
Customer deposits	271.3	273.7	(1)
Total customer balances	571.8	579.3	(1)

Risk-weighted assets	55.2	54.6	1

1	Restated. See basis of presentation on the inside front cover.

COMMERCIAL BANKING

Commercial Banking has been supporting British business for over 250 years. It has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through our four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – we provide clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

Progress against strategic initiatives
●
Good progress against strategic initiatives has delivered underlying profit growth and increased returns.
●
Remain committed to supporting SME and Mid Market companies in the UK, increasing lending by £2 billion year-on-year and providing UK Manufacturers with over £500 million of funding support in 2016.
●
The Financial Institution franchise has delivered solid income growth across a wide product set.
●
Strengthened the balance sheet in Global Corporates through disciplined capital usage and strong deposit growth.
●
Reduced onboarding times and enhanced client analytics, allowing relationship managers to spend more time with clients and offer better quality support.
●
Continued to help Britain prosper, facilitating over £7.9 billion of financing in the first half of 2016 to support UK government infrastructure projects, including the construction of the Beatrice Offshore Wind Farm that is expected to power more than 470,000 homes, create c.5,000 new jobs and provide significant long-term economic benefits to the UK.
●
Awarded Business Bank of the Year at the FD’s excellence Awards for the 12th consecutive year.

Financial performance
●
Underlying profit up 2 per cent to £1,236 million reflecting our low risk business model and the strategy to manage clients through the cycle.
●
Stable income performance. Net interest income up 3 per cent, supported by high quality deposit growth and reduced funding costs leading to 33 basis points improvement in net interest margin.
●
Other income decrease largely driven by lower capital market volumes.
●
Operating costs down 2 per cent reflecting dynamic cost management through headcount rationalisation, supported by efficiency initiatives.
●
Operating lease charges increased due to accelerated depreciation on a small number of assets.
●
Impairments release of £35 million reflects active risk management with a number of write-backs and releases.
●
Maintained lending to customers whilst reducing risk-weighted assets, with SME growth continuing to outperform the market and increases in Mid Markets.
●
Continued capital optimisation, with risk-weighted assets decreasing £1.4 billion reflecting asset reductions partly offset by foreign exchange movements. Our disciplined approach to capital and credit management has been recognised through the award of Credit Portfolio Manager of the year at the 2016 Risk Awards.
●
Deposits increased 7 per cent with a 9 per cent increase in Global Transaction Banking balances since December 2015 and 12 per cent since June 2015. Momentum has continued in attracting high quality deposits in SME, Global Corporates and Financial Institutions, improving the balance sheet strength of the Group.
●
Return on risk-weighted assets of 2.42 per cent increased 11 basis points, demonstrating the continued progress in delivering sustainable returns.

COMMERCIAL BANKING (continued)

	Half-year to 30 June 2016	Half-year to 30 June 20151	Change	Half-year to 31 Dec 20151	Change
	£m	£m	%	£m	%

Net interest income	1,306	1,266	3	1,310	−
Other income	982	1,027	(4)	1,045	(6)
Total income	2,288	2,293	−	2,355	(3)
Operating costs	(1,035)	(1,059)	2	(1,103)	6
Operating lease depreciation	(52)	(14)		(16)
Impairment release/(charge)	35	(8)		30	17
Underlying profit	1,236	1,212	2	1,266	(2)

Banking net interest margin	3.18%	2.85%	33bp	3.10%	8bp
Average interest-earning banking assets	£88.1bn	£91.1bn	(3)	£88.9bn	(1)
Asset quality ratio	(0.06)%	0.04%	(10)bp	(0.02)%	(4)bp
Return on risk-weighted assets	2.42%	2.31%	11bp	2.43%	(1)bp
Return on assets	1.31%	1.08%	23bp	1.38%	(7)bp

Key balance sheet items	At 30 June 2016	At 31 Dec 20151	Change
	£bn	£bn	%

SME	30.0	29.2	3
Other	72.0	72.8	(1)
Loans and advances to customers	102.0	102.0
Customer deposits	141.4	131.9	7
Total customer balances	243.4	233.9	4

Risk-weighted assets	101.8	103.2	(1)

1	Restated. See basis of presentation on the inside front cover.

CONSUMER FINANCE

From 1 January 2016, Consumer Finance comprises motor finance, credit cards, unsecured personal loans and European mortgages and deposit taking. This brings together all consumer lending products to enable better and more coordinated focus on these underrepresented markets. Our aim is to deliver sustainable growth within risk appetite through building digital capability and continuing to create innovative propositions, underpinned by improvements to customer experience.

Progress against strategic initiatives
●
Creating the best customer experience

Black Horse recognised with several industry awards for the innovative new funding platform Sign-IT, which reduced processing time for new motor loans by 30 per cent while increasing security and customer protection, improving new customer net promoter scores by 14 per cent year-on-year.

Credit Cards delivered over 60 process improvements to the customer journey in the first six months of 2016 and a 30 per cent reduction in complaints compared to the same period two years ago with net promoter scores more than doubling.

Within Loans, the Flexible and Clarity Loan products were awarded 5 stars by Defaqto for quality and customer satisfaction for the fourth and fifth consecutive years respectively.

6,000 Lex Autolease customers now using new online vehicle servicing tool allowing choice of service provider and reviews of customer feedback.
●
Becoming simpler and more efficient

Reduced the variants of terms and conditions by c.90 per cent for 8 million credit card customers.

Lex Autolease have simplified their end of contract remarketing operation allowing a reduction in the number of operating sites and employees.

Black Horse reduced the processing time for onboarding new dealers from 22 days to 6 days.
●
Delivering sustainable growth

Black Horse delivered increased market share with lending balance growth of 30 per cent year-on-year to over £10 billion through continued focus on lower risk new business.

Lex Autolease fleet growth of over 25,000 units or 8 per cent year-on-year.

4 per cent growth in Consumer Credit Cards balances driven by an 8 per cent increase in retail spend and balance on new accounts up 5 per cent. There has been a 9 per cent increase in spend in Commercial Cards.

4 per cent year-on-year reduction in loans balances although new lending has increased 9 per cent, including a 41 per cent increase through the digital channel reflecting changing customer behaviour and investment in digital capability. The digital channel now accounts for 62 per cent of all new loans written.

Financial performance
●
Underlying profit of £690 million was down 9 per cent driven by lower debt sale benefits year-on-year.
●
Net interest income down 1 per cent to £994 million with net interest margin down 69 basis points to 6.27 per cent. Strong volume driven growth in high quality new business in Black Horse was partially offset by repayment of historic higher margin business. Cards benefited from a one-off credit in the first quarter but continued negative Euribor trends and a lower year-on-year balance in Loans led to an overall decline in margin.
●
Other operating income down 3 per cent to £658 million due to market-wide reduction in credit card interchange fees, more than offsetting the benefit of continued Lex Autolease fleet growth.
●
Operating costs down 8 per cent to £466 million with continued investment more than offset by efficiency savings.
●
Impairment charge up 88 per cent to £128 million, but broadly flat year-on-year excluding debt sale benefits. Flat underlying impairment charge despite book growth reflects the sustained credit quality of new business and close management of risk appetite.
●
UK Customer Assets increased 11 per cent year-on-year and 5 per cent since December 2015 driven by growth in Black Horse and Lex Autolease, with £4.8 billion of the three year £6 billion growth target delivered.
●
Customer deposits reduced by 20 per cent year-on-year and 18 per cent since December 2015 to £9.1 billion driven by re-pricing activity in response to continued weak Euribor rates and the Group’s balance sheet funding strategy.
●
Return on risk-weighted assets decreased 20 basis points year-on-year to 4.47 per cent broadly consistent with profit trends

CONSUMER FINANCE (continued)

	Half-year to 30 June 2016	Half-year to 30 June 20151	Change	Half-year to 31 Dec 20151	Change
	£m	£m	%	£m	%

Net interest income	994	1,005	(1)	949	5
Other income	658	678	(3)	681	(3)
Total income	1,652	1,683	(2)	1,630	1
Operating costs	(466)	(506)	8	(471)	1
Operating lease depreciation	(368)	(353)	(4)	(367)	−
Impairment	(128)	(68)	(88)	(167)	23
Underlying profit	690	756	(9)	625	10

Banking net interest margin	6.27%	6.96%	(69)bp	6.29%	(2)bp
Average interest-earning banking assets	£32.9bn	£29.9bn	10	£31.1bn	6
Asset quality ratio	0.79%	0.47%	32bp	1.06%	(27)bp
Impaired loans as a % of closing advances	2.3%	3.4%	(1.1)pp	2.9%	(0.6)pp
Return on risk-weighted assets	4.47%	4.67%	(20)bp	3.87%	60bp
Return on assets	3.66%	4.46%	(80)bp	3.49%	17bp

Key balance sheet items	At 30 June 2016	At 31 Dec 20151	Change
	£bn	£bn	%

Loans and advances to customers	33.7	31.5	7
Of which UK	27.9	26.6	5
Operating lease assets	3.7	3.5	6
Total customer assets	37.4	35.0	7
Of which UK	31.6	30.0	5
Customer deposits	9.1	11.1	(18)
Total customer balances	46.5	46.1	1

Risk-weighted assets	31.1	30.7	1

1	Restated. See basis of presentation on the inside front cover.

INSURANCE

The Insurance division is committed to providing a range of trusted and value for money protection, pension and investment products to meet the needs of our customers. Scottish Widows is helping almost six million customers protect what they value most and plan financially for the future. In addition, the general insurance business is protecting the homes, belongings, cars and businesses of over three million customers.

Progress against strategic initiatives
●
Continued to support corporate customers in de-risking their balance sheets, with the successful completion of a further three bulk annuity transactions. This takes the combined external deal size to over £1.25 billion since our entry into this market at the end of 2015.
●
Continued to leverage Group capabilities to source attractive, low risk, higher yielding assets to back our annuity liabilities. Total assets acquired to date are £6 billion.
●
Introduced an online transfer tool which enables customers to consolidate their workplace pension assets. This, together with the support already provided through the Scottish Widows ‘5 Steps to Retirement’ website, now enables all pensions customers to make informed choices and to take control of their retirement plans.
●
Provided more than £500 million of life assurance and critical illness cover to individuals and businesses across the UK through ‘Scottish Widows Protect’ which was launched into the intermediary channel at the end of 2015.
●
Helped more than 14,000 customers who were impacted by the storms and floods in the first half of 2016.
●
Strengthened our general insurance position with the launch in June of a flexible online home insurance offering which allows customers to tailor policies to their individual needs.
●
Supported development of the UK Government’s Flood Re scheme, launched in April 2016, which enables customers in high flood risk areas to secure affordable home insurance.
●
Responding to the recent FCA thematic review and recognising the Group’s significant base of longstanding Life, Pensions and Investment (LP&I) customers, a dedicated business unit has been created to support this customer group.

Financial performance
●
Underlying profit decreased by 24 per cent, to £446 million, with increased new business income, driven by the bulk transactions, more than offset by adverse economics and weather related claims. The 18 per cent increase relative to the second half of 2015 primarily reflects bulk annuity activity.
●
Costs increased by 7 per cent to £395 million, reflecting significant investment spend and a £29 million levy associated with the Flood Re scheme.
●
Life and pensions sales (PVNBP) increased by 32 per cent reflecting three bulk annuity deals secured in the first half, increased momentum on both Planning and Retirement and Protection and a stable performance from Corporate Pensions. Including the internal With-Profits fund bulk annuity transaction which boosted 2015, PVNBP decreased by 18 per cent.
●
General Insurance Gross Written Premiums (GWP) decreased by 1 per cent, reflecting the competitive Home market and the run off of legacy products which has been partly offset by continued growth in Motor.

Capital
●
The estimated Solvency II ratio of 144 per cent (1 January 2016 post dividend position: 151 per cent) represents the shareholder view of Solvency II surplus, and is aligned to the way in which capital is managed within the Insurance division. The reduction in the ratio primarily reflects adverse market volatility following the EU referendum and the capital invested in our successful external bulk annuity business.

INSURANCE (continued)

Performance summary
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£m	£m	%	£m	%
Net interest income	(80)	(73)	(10)	(90)	11
Other income	921	1,025	(10)	802	15
Total income	841	952	(12)	712	18
Operating costs	(395)	(368)	(7)	(334)	(18)
Underlying profit	446	584	(24)	378	18

Life and pensions sales (PVNBP)1	4,791	5,837	(18)	3,623	32
General Insurance total GWP2	555	561	(1)	587	(5)
General Insurance combined ratio	89%	73%	16pp	83%	6pp
Solvency II ratio	144%	n/a		151%	(7pp)

1	Present value of new business premiums relating to With-Profits fund annuity transfer sales were £2,386 million in 2015 and £243 million in 2016.
2	Gross written premiums.

Profit by product group
	Half-year to 30 June 2016
	New business income	Existing business income	Total income	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m	£m	£m

Corporate pensions	69	67	136	164	151
Bulk annuities	84	6	90	98	27
Planning and retirement	58	47	105	69	65
Protection	8	17	25	27	22
Longstanding LP&I	3	200	203	223	253
	222	337	559	581	518
Life and pensions experience and other items			124	151	84
General insurance			168	192	131
NII and free asset return			(10)	28	(21)
Total costs			(395)	(368)	(334)
Underlying profit			446	584	378

Presentation of profit by product group revised to reflect updated business units within Insurance. Full 2015 comparatives can be found on the Lloyds Banking Group Investor Relations website.

Life and pensions new and existing business income has decreased by £22 million with an increase in new business income of £18 million more than offset by a reduction in existing business income. The increase in new business income was driven by securing three bulk transactions in the first half, growth in Planning and retirement and Protection and a stable performance in Corporate pensions. This has more than offset lower income from the transfer of With-Profits fund annuities. Existing business income has decreased by £40 million, primarily driven by a reduction in the expected rate of return used to calculate life and pensions income.

There was a net benefit of £124 million in the first half of 2016 as a result of experience and other items. This included a £184 million benefit following the addition of a new death benefit to legacy pension contracts to align terms with other pensions products, partly offset by the effect of recent reforms on activity within the pensions market. The net benefit of £151 million in the first half of 2015 primarily reflected the significant benefits arising from the acquisition of a portfolio of low risk higher yielding assets to match long duration liabilities and benefits from changes to longevity assumptions.

General Insurance income net of claims has fallen by £24 million with income growth being more than offset by higher claims as a result of adverse weather in the first half of 2016. Excluding weather related claims income has increased 5 per cent

RUN-OFF AND CENTRAL ITEMS

RUN-OFF
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£m	£m	%	£m	%

Net interest income	(59)	(19)		(69)	14
Other income	78	105	(26)	40	95
Total income	19	86	(78)	(29)
Operating costs	(38)	(74)	49	(76)	50
Operating lease depreciation	(8)	(7)	(14)	(7)	−
Impairment	10	32	(69)	(40)
Underlying (loss) profit	(17)	37		(152)	(89)

	At 30 June 2016	At 31 Dec 2015	Change
	£bn	£bn	%

Loans and advances to customers	10.4	10.3	1
Total assets	12.2	12.2	−
Risk-weighted assets	9.6	10.2	(6)

●
Run-off represents around 2 per cent of the Group’s loans and advances to customers and less than 5 per cent of risk-weighted assets.
●
The lower income and costs reflect the reduction in the run-off portfolio.

CENTRAL ITEMS
	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Total income	221	36	140
Costs	37	38	(19)
Impairment	−	(1)	3
Underlying profit	258	73	124

●
Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions.
●
Total income has increased largely due to the under recovery of funding and capital related costs from divisions in the first half of 2015.

ADDITIONAL INFORMATION

1.          Reconciliation between statutory and underlying basis results
The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
Half-year to 30 June 2016	Lloyds Banking Group statutory	ECNs1	Market volatility and other items2	Restructuring costs3	Insurance gross up	PPI and other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	5,225	−	134	−	423	−	5,782
Other income, net of insurance claims	3,095	790	(288)	−	(519)	15	3,093
Total income	8,320	790	(154)	−	(96)	15	8,875
Operating expenses4	(5,504)	−	187	307	96	445	(4,469)
Impairment	(362)	−	117	−	−	−	(245)
Profit before tax	2,454	790	150	307	−	460	4,161

		Removal of:
Half-year to 30 June 2015	Lloyds Banking Group statutory	ECNs	Market volatility and other items5	Restructuring costs3	TSB6	Insurance gross up	PPI and other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	5,492	−	174	−	(192)	241	−	5,715
Other income, net of insurance claims	3,315	390	(129)	−	(36)	(287)	−	3,253
Total income	8,807	390	45	−	(228)	(46)	−	8,968
Operating expenses4	(7,453)	−	180	32	836	46	1,835	(4,524)
Impairment	(161)	−	(37)	−	19	−	−	(179)
TSB	−	−	−	−	118	−	−	118
Profit before tax	1,193	390	188	32	745	−	1,835	4,383

		Removal of:
Half-year to 31 Dec 2015	Lloyds Banking Group statutory	ECNs	Market volatility and other items7	Restructuring costs3	Insurance gross up	PPI and other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	5,826	−	144	−	(203)	−	5,767
Other income, net of insurance claims	2,788	(289)	242	−	161	−	2,902
Total income	8,614	(289)	386	−	(42)	−	8,669
Operating expenses4	(7,934)	−	201	138	42	3,002	(4,551)
Impairment	(229)	−	(160)	−	−	−	(389)
Profit before tax	451	(289)	427	138	−	3,002	3,729

1	Comprises the write-off of the embedded derivative and premium paid on redemption of the remaining notes in the first quarter.
2
Comprises the effects of asset sales (gain of £335 million), volatile items (loss of £353 million), liability management (gain of £146 million), the fair value unwind (loss of £110 million) and the amortisation of purchased intangibles (£168 million).

3	Principally comprises the severance related costs related to phase II of the Simplification programme.
4	The underlying basis figure is the aggregate of operating costs and operating lease depreciation.
5
Comprises the effects of asset sales (loss of £52 million), volatile items (gain of £111 million), liability management (loss of £6 million), the fair value unwind (loss of £77 million) and the amortisation of purchased intangibles (£164 million).

6	Comprises the underlying results of TSB, dual running and build costs.
7
Comprises the effects of asset sales (gain of £106 million), volatile items (loss of £218 million), liability management (loss of £22 million), the fair value unwind (loss of £115 million) and the amortisation of purchased intangibles (£178 million).

ADDITIONAL INFORMATION (continued)

2. Banking net interest margin

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Banking net interest income – underlying basis	5,955	5,789	5,841
Insurance division	(80)	(73)	(90)
Other net interest income (including trading activity)	(93)	(1)	16
Net interest income – underlying basis	5,782	5,715	5,767
Market volatility and other items	(134)	(174)	(144)
TSB	−	192	−
Insurance gross up	(423)	(241)	203
Group net interest income – statutory	5,225	5,492	5,826

Non-banking assets largely relate to fee based loans and advances within Commercial Banking and loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities. Other non-banking includes pooling arrangements where interest is received from or paid to customers based on the net of their lending and deposit balances but these balances cannot be netted on the Group balance sheet.

	Quarter ended 30 June 2016	Quarter ended 31 Mar 2016	Quarter ended 31 Dec 2015	Quarter ended 30 Sept 2015	Quarter ended 30 June 2015
	£bn	£bn	£bn	£bn	£bn

Net loans and advances to customers	453.0	456.7	455.2	455.0	452.3
Impairment provision and fair value adjustments	4.1	4.3	4.4	4.9	7.0
Non-banking items:
Fee based loans and advances	(9.1)	(10.9)	(10.1)	(8.0)	(7.2)
Sale of assets to Insurance	(6.1)	(5.7)	(5.7)	(5.3)	(5.2)
Other non-banking	(4.9)	(5.3)	(5.6)	(6.2)	(5.5)
Gross loans and advances (banking)	437.0	439.1	438.2	440.4	441.4
Averaging	(1.4)	(0.9)	1.0	(1.7)	1.8
Average interest-earning banking assets	435.6	438.2	439.2	438.7	443.2

Continuing businesses	424.9	427.2	427.8	425.5	427.4
Run-off	10.7	11.0	11.4	13.2	15.8
	435.6	438.2	439.2	438.7	443.2
Average interest-earning banking assets (year to date)	436.9	438.2	441.9	442.8	444.8

ADDITIONAL INFORMATION (continued)

3. Other operating income
	Half-year to 30 June 2016	Half-year to 30 June 20151	Half-year to 31 Dec 20151
	£m	£m	£m
Fees and commissions:
Retail	443	439	430
Commercial Banking	675	876	692
Consumer Finance	101	122	124
Central items	(20)	(22)	(57)
	1,199	1,415	1,189
Insurance income2:
Life and pensions	807	883	741
General insurance	232	265	197
	1,039	1,148	938
Operating lease income	581	564	566
Other	196	21	169
Other income excluding run-off	3,015	3,148	2,862
Run-off	78	105	40
Other income	3,093	3,253	2,902

1	Restated. See basis of presentation on the inside front cover.
2	Includes insurance income reported by Retail and Consumer Finance. Prior periods have been reclassified to conform with the new presentation of profit by product group. See page 22.

4. Volatility arising in insurance businesses

The Group’s statutory result before tax included negative volatility totalling £372 million compared to positive volatility of £18 million in the half-year to 30 June 2015.

Volatility comprises the following:
	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Insurance volatility	(328)	(109)	(194)
Policyholder interests volatility	(10)	83	4
Total volatility	(338)	(26)	(190)
Insurance hedging arrangements	(34)	44	67
Total	(372)	18	(123)

Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

ADDITIONAL INFORMATION (continued)

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. Where appropriate, rates are updated throughout the year to reflect changing market conditions and changes in the asset mix. The rates used for calculating these expected returns are an average of the 15 year swap rate over the preceding 12 months and where appropriate, rates are updated throughout the year to reflect changing market conditions. The negative insurance volatility during the period ended 30 June 2016 of £328 million primarily reflects a widening of credit spreads and low returns on cash investments.

Policyholder interests volatility
Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In the first half of 2016, the statutory results before tax included a debit to other income which relates to policyholder interests volatility totalling £10 million (first half of 2015: credit of £83 million) relating to offsetting movements in equity, bond and gilt returns.

Insurance hedging arrangements
The Group purchased put option contracts in 2016 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. On a mark-to-market basis a charge of £34 million was recognised in relation to these contracts in the first half of 2016.

5.          Number of employees (full-time equivalent)
	At 30 June 2016	At 31 Dec 20151

Retail	32,601	33,531
Commercial Banking	6,247	6,523
Consumer Finance	3,412	3,495
Insurance	1,963	1,885
Group operations and other	32,151	32,131
	76,374	77,565
Agency staff, interns and scholars	(2,257)	(2,259)
Total number of employees	74,117	75,306

1	Restated. See basis of presentation on the inside front cover.

ADDITIONAL INFORMATION (continued)

6.          Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 30 June 2016	At 31 Dec 2015
	£m	£m

Shareholders’ equity	43,151	41,234
Goodwill	(2,016)	(2,016)
Intangible assets	(1,719)	(1,838)
Purchased value of in-force business	(358)	(377)
Other, including deferred tax effects	213	264
Tangible net assets	39,271	37,267

Ordinary shares in issue, excluding Own shares	71,349m	71,263m
Tangible net assets per share	55.0p	52.3p

7.          Underlying return on required equity

Required equity is the amount of shareholders’ equity and non-controlling interests required to achieve a common equity tier 1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions. The Group’s underlying return on required equity for the six months ended 30 June 2016 was 14.0 per cent (first half of 2015: 16.2 per cent).

	Half-year to 30 June 2016	Half-year to 30 June 2015
	£bn	£bn

Average CET1 ratio	12.9%	13.1%
Required CET1 ratio	12.0%	12.0%
Excess capital	2.0	2.6

Average shareholders’ equity	42.7	43.2
Average non-controlling interests	0.4	0.4
Excess capital	(2.0)	(2.6)
Required equity	41.1	41.0

Adjusted underlying earnings attributable to ordinary shareholders	£2,895m	£3,320m

Underlying return on required equity	14.0%	16.2%

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The most significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic, regulatory developments and market liquidity dynamics could manifest, are detailed below. Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2015 Annual Report and Accounts, with any quantitative disclosures updated herein.

The Group has already considered many of the potential implications following the UK’s vote to leave the European Union and will now develop this work in greater detail to assess the impact to its customers, colleagues and products − as well as all legal, regulatory, tax, finance and capital implications.

Credit risk – The risk that customers to whom the Group has lent money or other counterparties with whom the Group has contracted, fail to meet their financial obligations, resulting in loss to the Group. Adverse changes in the economic and market environment or the credit quality of the Group’s counterparties and customers could reduce asset values and potentially increase write-downs and allowances for impairment losses, thereby adversely impacting profitability.

Conduct risk – The Group faces significant potential conduct risks, including selling products which do not meet customer needs, failing to deal with complaints effectively and exhibiting behaviours which do not meet market or regulatory standards.

Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market movements, in particular interest rates and credit spreads in the Banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.

Operational risk – Significant operational risks which may result in financial loss, disruption or damage to the reputation of the Group, including the availability, resilience and security of core IT systems and the potential for failings in customer processes.

Capital risk – The risk that the Group has a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk – The risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Regulatory and legal risk – The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which the Group operates can have a significant impact on the Group, including its operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Governance risk – Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the embedding of the Senior Managers and Certification Regime (SM&CR) and the requirement to ring-fence core UK financial services and activities from January 2019.

People risk – Key people risks include the risk that the Group fails to lead responsibly in an increasingly competitive marketplace, particularly with the introduction of the SM&CR in 2016. This may dissuade capable individuals from taking up senior positions within the industry.

Insurance risk – Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is increasing following entry into the bulk annuity market at the end of 2015. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

CREDIT RISK PORTFOLIO

Overview
●
Asset quality remains strong with portfolios continuing to benefit from the Group’s effective risk management and the continued low interest rates.
●
The impairment charge for the first half of 2016 was £245 million, 37 per cent higher than the first half of 2015. Gross charges remained broadly flat with the increase largely due to a reduction in the level of provision releases and lower write-backs from debt sales.
●
The asset quality ratio was 11 basis points in the first half of 2016 compared with 9 basis points in the first half of 2015, and the gross asset quality ratio (excluding releases and write-backs) was stable at 26 basis points compared with 25 basis points for the half year to 30 June 2015.
●
Impaired loans as a percentage of closing loans and advances reduced to 2.0 per cent at 30 June 2016, from 2.1 per cent at 31 December 2015, with impaired loans reducing by £277 million to £9,313 million during the period, mainly due to continued reductions in the Commercial Banking and Consumer Finance portfolios.
●
The Group now expects the asset quality ratio for the 2016 full year to be less than 20 basis points.

Low risk culture and prudent risk appetite
●
The Group continues to conservatively manage its book, with the portfolios benefiting from the focus on credit at origination and a prudent through the cycle approach to credit risk appetite. The changing global economic outlook has created uncertainty and market volatility and raised credit and economic concerns. The Group’s portfolios are well positioned against this uncertainty. The Group continues to carefully review external conditions, taking mitigating actions as required to manage its risk accordingly.
●
The Group is delivering sustainable lending growth by maintaining its lower risk origination discipline and underwriting standards despite terms and conditions in some of the Group’s markets being impacted by increased competition and uncertainty in some sectors.
●
Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk sectors and asset classes.
●
The average indexed LTV of the Retail mortgages portfolio at 30 June 2016 was 43.2 per cent (31 December 2015: 46.1 per cent). The percentage of closing loans and advances with an indexed LTV greater than 100 per cent was 0.9 per cent (31 December 2015: 1.1 per cent).
●
The Group continues with its low risk approach to its UK Direct Real Estate sector. Gross drawn UK real estate lending has reduced by c.55 per cent from £43.9 billion in December 2010 to £19.8 billion at 30 June 2016, including core Commercial Banking lending of £18.9 billion. There is also a further £0.5 billion booked in the Islands commercial business. The Group’s significantly reduced legacy Run-off direct real estate portfolio has continued to fall to £0.9 billion at 30 June 2016, and now represents a very modest element of the total UK Direct Real Estate lending portfolio. This element is performing acceptably and is impaired as appropriate. Overseas direct real estate lending is now de minimis.
●
The Group’s credit processes and controls ensure effective risk management, including early identification and management of potential concern customers and counterparties. Our approach of through the cycle origination has helped ensure our portfolios enter this period of uncertainty in a strong position.
●
Run-off net external assets stood at £12,158 million during the first half of 2016. The portfolio represents only 2.3 per cent of the overall Group’s loans and advances (31 December 2015: 2.3 per cent).

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division
	Half-year to 30 June 2016	Half-year to 30 June 20151	Change since 30 June 2015	Half-year to 31 Dec 20151
	£m	£m	%	£m
Retail:
Secured	32	49	35	49
Overdrafts	120	74	(62)	155
Other	10	11	9	11
	162	134	(21)	215
Commercial Banking:
SME	(5)	(4)	25	(18)
Other	(30)	12		(12)
	(35)	8		(30)
Consumer Finance:
Credit Cards	59	21		108
Loans	42	28	(50)	55
UK Motor Finance2	28	21	(33)	1
Europe3	(1)	(2)	(50)	3
	128	68	(88)	167
Run-off:
Ireland retail	−	(2)		(3)
Ireland corporate and CRE	(7)	75		(3)
Corporate real estate and other corporate	9	(52)		73
Specialist finance	(13)	(25)	(48)	(20)
Other	1	(28)		(7)
	(10)	(32)	(69)	40
Central items	−	1		(3)
Total impairment charge	245	179	(37)	389

Asset quality ratio	0.11%	0.09%	2bp	0.19%
Gross asset quality ratio	0.26%	0.25%	1bp	0.31%

1	Restated. See basis of presentation on the inside front cover.
2	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
3	Europe comprises Netherlands mortgages and German Consumer Finance products.

Total impairment charge comprises:
	Half-year to 30 June 2016	Half-year to 30 June 2015	Change since 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	%	£m

Loans and advances to customers	257	198	(30)	423
Debt securities classified as loans and receivables	−	(2)		−
Available-for-sale financial assets	−	−		4
Other credit risk provisions	(12)	(17)	(29)	(38)
Total impairment charge	245	179	(37)	389

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions

At 30 June 2016	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provisions as % of impaired loans2
	£m	£m	%	£m	%
Retail:
Secured	297,350	3,909	1.3	1,442	36.9
Overdrafts	1,957	182	9.3	84	80.8
Other	3,023	76	2.5	35	70.0
	302,330	4,167	1.4	1,561	38.4
Commercial Banking:
SME	30,143	1,036	3.4	188	18.1
Other	72,617	1,317	1.8	609	46.2
	102,760	2,353	2.3	797	33.9
Consumer Finance:
Credit Cards	9,561	330	3.5	148	81.3
Loans	7,745	298	3.8	92	82.9
UK Motor Finance3	10,892	109	1.0	101	92.7
Europe4	5,874	40	0.7	21	52.5
	34,072	777	2.3	362	81.9
Run-off:
Ireland retail	4,472	146	3.3	135	92.5
Ireland corporate and CRE	23	2	8.7	−
Corporate real estate and other corporate	1,693	1,381	81.6	734	53.1
Specialist finance	4,023	383	9.5	187	48.8
Other	1,284	104	8.1	80	76.9
	11,495	2,016	17.5	1,136	56.3
Reverse repos and other items5	6,473	−		−
Total gross lending	457,130	9,313	2.0	3,856	43.5
Impairment provisions	(3,856)
Fair value adjustments6	(241)
Total Group	453,033

1	Impairment provisions include collective unidentified impairment provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (£78 million in Retail Overdrafts, £26 million in Retail Other, £148 million in Consumer Finance Credit Cards and £187 million in Consumer Finance Loans).

3	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
4	Europe comprises Netherlands mortgages and German Consumer Finance products.
5	Includes £6.1 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.
6
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of acquisition and assessing whether the remaining losses expected at date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets, although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £27 million for the period ended 30 June 2016 (30 June 2015: £37 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions (continued)

At 31 December 20151	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions2	Impairment provisions as % of impaired loans3
	£m	£m	%	£m	%

Retail:
Secured	302,413	3,818	1.3	1,431	37.5
Overdrafts	2,028	211	10.4	95	78.5
Other	3,059	83	2.7	38	69.1
	307,500	4,112	1.3	1,564	39.2
Commercial Banking:
SME	29,393	1,149	3.9	213	18.5
Other	73,689	1,394	1.9	878	63.0
	103,082	2,543	2.5	1,091	42.9
Consumer Finance:
Credit Cards	9,425	366	3.9	153	81.8
Loans	7,889	367	4.7	102	83.6
UK Motor Finance4	9,582	134	1.4	90	67.2
Europe5	4,931	43	0.9	22	51.2
	31,827	910	2.9	367	75.5
Run-off:
Ireland retail	4,040	132	3.3	120	90.9
Ireland corporate and CRE	37	5	13.5	−
Corporate real estate and other corporate	1,873	1,410	75.3	745	52.8
Specialist finance	4,190	361	8.6	189	52.4
Other	1,282	117	9.1	96	82.1
	11,422	2,025	17.7	1,150	56.8
Reverse repos and other items6	5,798
Total gross lending	459,629	9,590	2.1	4,172	46.1
Impairment provisions	(4,172)
Fair value adjustments	(282)
Total Group	455,175

1	Restated. See basis of presentation on the inside front cover.
2	Impairment provisions include collective unidentified impairment provisions.
3
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (£90 million in Retail Overdrafts, £28 million in Retail Other, £179 million in Consumer Finance Credit Cards and £245 million in Consumer Finance Loans).

4	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
5	Europe comprises Netherlands mortgages and German Consumer Finance products.
6	Includes £5.7 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

CREDIT RISK PORTFOLIO (continued)

Retail

●
The impairment charge was £162 million in the first half of 2016, an increase of 21 per cent against the first half of 2015.
●
The asset quality ratio increased to 0.11 per cent in the first half of 2016 compared to 0.09 per cent in the first half of 2015.
●
Impaired loans increased by £55 million in the first half of 2016 to £4,167 million which represented 1.4 per cent of closing loans and advances to customers (31 December 2015: 1.3 per cent).
●
Impairment provisions as a percentage of impaired loans decreased to 38.4 per cent from 39.2 per cent at the end of 2015.

Secured
●
The impairment charge reduced by £17 million in the first half of 2016.
●
Loans and advances reduced by 1.7 per cent on the Secured book to £297 billion, with reductions in both the Mainstream and Buy-to-let portfolios. The closed Specialist portfolio has continued to run-off, reducing by 5.1 per cent to £19 billion.
●
Impaired loans increased by £91 million to £3,909 million in the first half of 2016. Impairment provisions as a percentage of impaired loans decreased to 36.9 per cent from 37.5 per cent at 31 December 2015.
●
The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £19 million to £5,886 million at 30 June 2016 (31 December 2015: £5,905 million).
●
The average indexed LTV of the mortgages portfolio at 30 June 2016 decreased to 43.2 per cent compared with 46.1 per cent at 31 December 2015. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 0.9 per cent at 30 June 2016, compared with 1.1 per cent at 31 December 2015.
●
The average LTV for new mortgages written in the first half of 2016 was 64.3 per cent compared with 64.7 per cent for 2015.
●
On the Buy-to-let book, new business quality remains strong with affordability assessments based on stressed rates.

Overdrafts
●
The impairment charge was £120 million in the first half of 2016, an increase of 62 per cent against the first half of 2015.
●
Impaired loans reduced by £29 million in the first half of 2016 to £182 million representing 9.3 per cent of closing loans and advances to customers, compared with 10.4 per cent at 31 December 2015.

Retail secured and unsecured loans and advances to customers	At 30 June 2016	At 31 Dec 20151
	£m	£m

Mainstream	223,887	227,267
Buy-to-let	54,914	55,598
Specialist2	18,549	19,548
	297,350	302,413

Overdrafts	1,957	2,028
Wealth	2,138	2,164
Retail Business Banking	885	895
	4,980	5,087
Total	302,330	307,500

1	Restated. See basis of presentation on the inside front cover.
2	Specialist lending has been closed to new business since 2009.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans1		Total mortgage balances %
	June 2016	Dec 2015	June 2016	Dec 2015	June 2016	Dec 2015	June 2016	Dec 2015
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	34,686	34,850	1.6	1.6	3,778	3,803	1.7	1.7
Buy-to-let	5,181	5,021	1.1	1.0	649	626	1.2	1.1
Specialist	8,797	8,777	6.7	6.4	1,459	1,476	7.9	7.6
Total	48,664	48,648	1.8	1.7	5,886	5,905	2.0	2.0

1	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 599 cases at 30 June 2016 compared to 654 cases at 31 December 2015.

Period end and average LTVs across the Retail mortgage portfolios

At 30 June 2016	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

Less than 60%	59.1	55.3	54.1	58.1	58.3	38.7
60% to 70%	18.6	24.9	17.3	19.7	19.6	18.4
70% to 80%	13.2	11.4	13.6	12.9	12.9	15.0
80% to 90%	6.8	6.3	8.5	6.8	6.8	11.3
90% to 100%	1.6	1.3	2.8	1.6	1.6	6.7
Greater than 100%	0.7	0.8	3.7	0.9	0.8	9.9
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	223,887	54,914	18,549	297,350	293,441	3,909
Average loan to value:1
Total book	41.0	52.7	49.2	43.2
New lending	64.8	62.3	n/a	64.3
Impaired	51.3	69.6	62.5	55.6

At 31 December 2015	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%
Less than 60%	52.2	45.4	43.7	50.4	50.7	30.9
60% to 70%	19.1	26.8	19.7	20.6	20.6	17.5
70% to 80%	15.5	15.0	15.5	15.4	15.4	16.9
80% to 90%	9.0	8.0	11.6	9.0	8.9	13.3
90% to 100%	3.2	3.9	5.5	3.5	3.4	9.5
Greater than 100%	1.0	0.9	4.0	1.1	1.0	11.9
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	227,267	55,598	19,548	302,413	298,595	3,818
Average loan to value:1
Total book	43.6	56.3	53.3	46.1
New lending	65.2	63.0	n/a	64.7
Impaired	55.6	74.6	66.8	60.0

1	Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

●
There was a net impairment release of £35 million in the first half of 2016, compared to a charge of £8 million in the first half of 2015, primarily driven by write-backs and provision releases. The portfolio continues to benefit from effective risk management and the continued low interest rate environment.
●
The credit quality of the portfolio and new business remains good.
●
Impaired loans reduced by 7.5 per cent to £2,353 million at 30 June 2016 compared with £2,543 million at 31 December 2015 and as a percentage of closing loans and advances reduced to 2.3 per cent from 2.5 per cent at 31 December 2015.
●
Impairment provisions reduced to £797 million at 30 June 2016 (31 December 2015: £1,091 million) and includes collective unidentified impairment provisions of £197 million (31 December 2015: £229 million). Provisions as a percentage of impaired loans reduced from 42.9 per cent to 33.9 per cent during the first half of 2016, heavily influenced by the net movement of two material cases with different coverage levels that has lowered the portfolio average.
●
The Group remains disciplined within its low risk appetite approach. Given the quality of the portfolios, the approach to the management of credit and our robust pre and ongoing post EU referendum preparations and mitigating actions, the portfolios are well positioned to face the uncertain economic outlook.
●
The Group manages and limits exposure to certain sectors and asset classes, and closely monitors credit quality, sector and single name concentrations. This together with our conservative through the cycle risk appetite approach means our portfolios are well positioned.

SME
●
The SME Banking portfolio continues to grow within prudent credit risk appetite parameters.
●
As a result of the Group’s customer driven relationship management, net lending has increased 4 per cent since June 2015. This also reflects the Group’s commitment to the UK economy.
●
Portfolio credit quality has remained stable or improved across all key metrics.
●
There was a net impairment release of £5 million in the first half of 2016 compared to a net release of £4 million in the same period during 2015.

Other Commercial Banking
●
Other Commercial Banking comprises £72,617 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.
●
The Mid Markets portfolio remains UK focused and dependent primarily on the performance of the domestic economy. Whilst a small element of our portfolio, the oil and gas sector has remained under review during the first half given the lower oil prices, but no material concerns have been identified to date.
●
The Global Corporates portfolio continues to be predominantly investment grade and continues to perform well, with limited downgrades occurring through the first half. We continue to monitor the portfolio closely following the outcome of the EU referendum and the ongoing volatility in commodity prices including in the oil and gas sector.
●
The real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium sized private real estate entities up to publicly listed property companies. The market for UK real estate has been buoyant and credit quality remains good with minimal impairments/stressed loans. All asset classes have attracted investment but apprehension, both pre and post the EU referendum result, has created uncertainties around the performance of the sector. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with prudent risk appetite with conservative LTV, strong quality of income and proven management teams.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Other Commercial Banking (continued)
●
The Financial Institutions portfolio continued to perform well in the first half of 2016 with no material deterioration in credit quality. Overall limits have been relatively stable as we continue to prudently manage the portfolio within our conservative risk appetite and clearly defined sector strategies.
●
Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.
●
The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

Commercial Banking UK Direct Real Estate
●
The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders).
●
Commercial Banking saw some growth in its UK Direct Real Estate core portfolio during the first half of 2016 with business continuing to be written within conservative risk appetite parameters. Excluding £0.5 billion in the Islands Commercial business, core Commercial Banking UK Direct Real Estate gross lending stood at £18.9 billion at 30 June 2016.
●
Approximately 75 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder relating to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c.90 per cent) over development.
●
Focus remains on the UK market, on good quality customers, with a proven track record in Real Estate and where cash flows are robust.
●
Origination is highly selective with new business written in line with prudent risk appetite with conservative LTV and strong quality of income. Debt service capability and cash flow are key, with the underlying asset valuation seen as the second way out. Transactions must meet maximum LTV and minimum interest cover criteria under our credit policy.
●
For the majority of business, LTVs are lower than policy maximums and in SME Banking, variable interest rate business originated must pass a debt service capability requirement which factors in a rise in policy interest rates.
●
The Group does not lend to development projects without planning permission being in place and does not lend to start ups, nor hold subordinated debt.
●
The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve, with over 85 per cent of the >£5 million exposures having an LTV of 70 per cent or less.

CREDIT RISK PORTFOLIO (continued)

Consumer Finance

●
Loans and advances increased by £2,245 million to £34,072 million during the first half of 2016, with 58 per cent (£1,310 million) relating to the UK Motor Finance portfolio.
●
Impaired loans decreased by £133 million in the first half of 2016, with reductions across all portfolios. Impaired loans as a percentage of closing loans and advances improved to 2.3 per cent (31 December 2015: 2.9 per cent).
●
The impairment charge was £128 million in the first half of 2016, an increase of 88 per cent against the first half of 2015. The increase was mostly driven by the Credit cards portfolio. The asset quality ratio was 0.79 per cent in the first half of 2016 (30 June 2015: 0.47 per cent)
●
Impairment provisions as a percentage of impaired loans increased to 81.9 per cent (31 December 2015: 75.5 per cent), largely due to the UK Motor Finance book.

Credit cards
●
Loans and advances increased by £136 million to £9,561 million during the first half of 2016, with continued franchised new business growth.
●
Impaired loans decreased by £36 million in the first half of 2016. Impaired loans as a percentage of closing loans and advances improved to 3.5 per cent (31 December 2015: 3.9 per cent).
●
The impairment charge was £59 million in the first half of 2016, reflecting lower debt sale benefits in the first half of 2016 compared to the first half of 2015. Sustained credit quality of new business and close management of risk appetite continues as the business grows.

Loans
●
Loans and advances reduced by £144 million to £7,745 million (31 December 2015: £7,889 million).
●
Impaired loans decreased by £69 million in the first half of 2016. Impaired loans as a percentage of closing loans and advances improved to 3.8 per cent (31 December 2015: 4.7 per cent).
●
The impairment charge was £42 million in the first half of 2016, broadly flat year-on-year excluding the benefits seen in the first half of 2015 relating to a one off increase in recoveries valuations.

UK Motor Finance
●
Loans and advances increased by £1,310 million to £10,892 million during the first half of 2016, with 18 per cent of growth within the Jaguar Land Rover business.
●
Impaired loans decreased by £25 million in the first half of 2016, mostly driven by a review of impaired balances on the Lex Autolease book.
●
The impairment charge increased by £7 million in the first half of 2016, in line with book growth.

Run-off

●
The Ireland retail portfolio has increased from £4,040 million at 31 December 2015 to £4,472 million at 30 June 2016 due to the foreign exchange impact of sterling weakening, partly offset by capital repayments.
●
The Corporate real estate and other corporate portfolio has continued to reduce in line with expectations. Net loans and advances reduced by £169 million, from £1,128 million at 31 December 2015 to £959 million at 30 June 2016.
●
Net loans and advances for the Specialist finance asset based run-off portfolio stood at £3,836 million at 30 June 2016 (gross £4,023 million), and include Ship Finance, Aircraft Finance and Infrastructure, with around half of the remaining lending in the lower risk leasing sector. Including the reducing Treasury Asset legacy investment portfolio, and operating leases, total net external assets reduced to £5,273 million at 30 June 2016 (gross £5,459 million).

CREDIT RISK PORTFOLIO (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. Forbearance policies are disclosed in the Risk Management section of the Group’s 2015 Annual Report and Accounts, pages 124 to 126.

Retail forbearance
At 30 June 2016, UK secured loans and advances currently or recently subject to forbearance were 0.8 per cent (31 December 2015: 1.0 per cent) of total UK secured loans and advances. The reduction in forbearance is due to the overall improvement of credit quality in the portfolio.

At 30 June 2016, overdrafts currently or recently subject to forbearance were 3.9 per cent (31 December 2015: 4.3 per cent) of total overdrafts loans and advances.

	Total loans and advances which are forborne1		Total forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are forborne1
	At June 2016	At Dec 2015	At June 2016	At Dec 2015	At June 2016	At Dec 2015
UK secured:	£m	£m	£m	£m	%	%
Temporary forbearance arrangements
Reduced payment arrangements	333	414	39	41	6.0	4.2
Permanent treatments
Repair and term extensions	2,180	2,688	139	132	4.7	4.2
Total	2,513	3,102	178	173	4.9	4.2

Overdrafts:	76	87	59	63	37.4	35.0

1	Includes accounts where the customer is currently benefiting from a forbearance treatment or the treatment has recently ended.

Commercial Banking forbearance
At 30 June 2016, £3,223 million (31 December 2015: £3,529 million) of total loans and advances were forborne of which £2,353 million (December 2015: £2,543 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 30.9 per cent at 31 December 2015 to 24.7 per cent at 30 June 2016.

Unimpaired forborne loans and advances were £870 million at 30 June 2016 (31 December 2015: £986 million). The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 30 June 2016 by type of forbearance:

	30 June 2016	31 Dec 2015
Type of unimpaired forbearance:	£m	£m
Exposures > £5m1
Covenants	324	310
Extensions/alterations	248	350
Multiple	6	9
	578	669
Exposures < £5m1	292	317
Total	870	986

1	Material portfolios only.

CREDIT RISK PORTFOLIO (continued)

Consumer Finance forbearance
At 30 June 2016, loans and advances currently or recently subject to forbearance as a percentage of total loans and advances had reduced on the Consumer Credit Cards (30 June 2016: 2.2 per cent; 31 December 2015: 2.4 per cent) and Loans portfolios (30 June 2016: 0.7 per cent; 31 December 2015: 0.8 per cent). UK Motor Finance Retail loans and advances currently or recently subject to forbearance as a percentage of total loans and advances is stable at 1.4 per cent (31 December 2015: 1.4 per cent).

	Total loans and advances which are forborne1		Total forborne loans and advances which are impaired1		Impairment provision as % of loans and advances which are forborne1
	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015
	£m	£m	£m	£m	%	%

Consumer Credit Cards	202	225	111	120	27.8	26.8
UK Motor Finance Retail	111	100	57	51	23.6	25.5
Loans	51	60	47	56	48.5	47.2

1	Includes accounts where the customer is currently benefiting from a forbearance treatment or the treatment has recently ended.

Run-off forbearance

Ireland retail
At 30 June 2016, £159 million or 3.6 per cent (31 December 2015: £169 million or 4.2 per cent) of Irish retail secured loans and advances were subject to current or recent forbearance. Of this amount £22 million (31 December 2015: £26 million) were impaired.

Ireland commercial real estate and corporate
The Irish Wholesale book (which contained the Commercial Real Estate portfolio), is now effectively exited following completion of the divestment announced on 30 July 2015.

Run-off Corporate real estate, other corporate and Specialist Finance
At 30 June 2016, £1,770 million (31 December 2015: £1,780 million) of total loans and advances were forborne of which £1,764 million (31 December 2015: £1,771 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 52.5 per cent at 31 December 2015 to 52.0 per cent at 30 June 2016.

Unimpaired forborne loans and advances were £6 million at 30 June 2016 (December 2015: £9 million).

FUNDING AND LIQUIDITY MANAGEMENT

During the first half of 2016, the Group has maintained its strong funding and liquidity position, with a loan to deposit ratio of 107 per cent, LCR eligible liquid assets exceed total wholesale funding and are broadly six times the level of Money Market funding less than one year to maturity at 30 June 2016. The Group has a diverse funding platform which includes a strong customer deposit base along with wholesale funding comprised of a range of secured and unsecured funding products.

Total funded assets reduced by £2.8 billion to £468.4 billion with loans and advances to customers, reducing by £2.2 billion. Other assets has increased by £23.1 billion to £257.3 billion due to movements in derivative assets and is offset by a similar movement in other liabilities. Total customer deposits increased by £5.0 billion to £423.3 billion at 30 June 2016, largely due to the continued momentum in attracting high quality deposits in SME, Global Corporates and Financial Institutions.

Wholesale funding has increased by £10.7 billion to £130.6 billion, with the volume with a residual maturity less than one year increasing to £51.4 billion (£37.9 billion at 31 December 2015). Deposits from banks have increased by £5.2 billion largely due to an increase in cash margin received from bank counterparties following recent market movements. With the change in deposits from banks and a relative increase in term wholesale funding maturing within the next 12 months, the Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 61 per cent (68 per cent at 31 December 2015).

During 2016, the Group’s term issuance costs have remained broadly in line with other post-crisis years and significantly lower than levels seen during the economic downturn. The Group’s overall cost of wholesale funding has reduced as more expensive funding raised in previous years mature. The Group’s market capacity for term funding is considered across the planning horizon as part of the funding plan and the Group expects term funding requirements to remain stable.

In 2015, Standard and Poor’s (S&P), Moody’s and Fitch completed their exceptional reviews of Lloyds Bank's ratings following the UK implementation of the EU Bank Recovery and Resolution Directive. In all cases, the major agencies removed or reduced their expectations of government support and recognised the support provided by subordinated debt buffers to senior creditors. Following the June 2016 EU referendum vote, Moody’s revised Lloyds Bank’s rating outlook to Stable from Positive whilst S&P revised the outlook to Negative from Stable. Lloyds Bank's median rating across these agencies remains ‘A+’.

The LCR became the Pillar 1 standard for liquidity in the UK in October 2015. The Group’s LCR ratio already exceeds regulatory requirements and is greater than 100 per cent. In addition, the Group has a robust and well governed reporting framework in place for both regulatory reporting and internal management information. The Net Stable Funding Ratio (NSFR) is due to become a minimum standard from January 2018. The Group continues to monitor and expects to meet the requirements once these are confirmed by the PRA.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding position
	At 30 June 2016	At 31 Dec 2015	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers	453.0	455.2	−
Loans and advances to banks1	4.3	3.4	26
Debt securities	4.0	4.2	(5)
Reverse repurchase agreements	0.9	1.0	(10)
Available-for-sale financial assets – non-LCR eligible2	1.7	2.7	(37)
Cash and balances at central bank – non-LCR eligible3	4.5	4.7	(4)
Funded assets	468.4	471.2	(1)
Other assets4	257.3	234.2	10
	725.7	705.4	3
On balance sheet LCR eligible liquidity assets
Cash and balances at central banks3	68.9	53.7	28
Available-for-sale financial assets	34.2	30.3	13
Held-to-maturity financial assets	21.5	19.8	9
Trading and fair value through profit and loss	5.9	3.0	97
Repurchase agreements	(8.0)	(5.5)	45
	122.5	101.3	21
Total Group assets	848.2	806.7	5
Less: other liabilities4	(245.4)	(221.5)	11
Funding requirement	602.8	585.2	3
Funded by
Customer deposits	423.3	418.3	1
Wholesale funding5	130.6	119.9	9
	553.9	538.2	3
Total equity	48.9	47.0	4
Total funding	602.8	585.2	3

1
Excludes £20.8 billion (31 December 2015: £20.8 billion) of loans and advances to banks within the Insurance business and £0.9 billion (31 December 2015: £0.9 billion) of reverse repurchase agreements.

2	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
3	Cash and balances at central banks are combined in the Group's balance sheet.
4	Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.
5	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Reconciliation of Group funding to the balance sheet
At 30 June 2016	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	13.7	9.2	0.3	23.2
Debt securities in issue	95.0	−	(6.2)	88.8
Subordinated liabilities	21.9	−	1.0	22.9
Total wholesale funding	130.6	9.2
Customer deposits	423.3	−	−	423.3
Total	553.9	9.2

At 31 December 2015	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	8.5	8.4	−	16.9
Debt securities in issue	88.1	−	(6.0)	82.1
Subordinated liabilities	23.3	−	−	23.3
Total wholesale funding	119.9	8.4
Customer deposits	418.3	−	−	418.3
Total	538.2	8.4

Analysis of 2016 total wholesale funding by residual maturity

	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 June 2016	Total at 31 Dec 2015
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits from banks	11.0	1.3	0.8	0.2	0.4	−	−	−	13.7	8.5
Debt securities in issue:
Certificates of deposit	0.8	3.6	4.1	1.9	0.8	−	−	−	11.2	10.6
Commercial paper	2.9	3.2	0.9	0.1	−	−	−	−	7.1	6.6
Medium-term notes1	0.2	0.8	0.5	1.5	2.8	5.0	14.7	14.5	40.0	37.6
Covered bonds	1.2	−	0.5	4.7	1.0	2.1	9.2	11.4	30.1	25.8
Securitisation	0.2	−	0.3	1.6	0.4	1.9	1.9	0.3	6.6	7.5
	5.3	7.6	6.3	9.8	5.0	9.0	25.8	26.2	95.0	88.1
Subordinated liabilities	−	0.1	3.0	0.5	0.1	2.0	4.1	12.1	21.9	23.3
Total wholesale funding2	16.3	9.0	10.1	10.5	5.5	11.0	29.9	38.3	130.6	119.9
Of which issued by Lloyds Banking Group plc3	−	−	0.3	−	−	−	−	4.5	4.8	3.4

1	Medium-term notes include funding from the National Loan Guarantee Scheme (30 June 2016: £1.4 billion; 31 December 2015: £1.4 billion).
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
3	Only consists of subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2016 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	−	0.4	−	−	0.4
Medium-term notes	−	0.9	−	−	0.9
Covered bonds	1.2	−	2.4	−	3.6
Private placements	0.1	0.8	0.7	−	1.6
Subordinated liabilities	−	1.0	−	−	1.0
Total issuance	1.3	3.1	3.1	−	7.5
Of which issued by Lloyds Banking Group plc1	−	1.0	−	−	1.0

1	Only consists of subordinated liabilities issued.

Term issuance during the first half of 2016 has totalled £7.5 billion. The Group continued to maintain a diversified approach to markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. The Group will continue to maintain this diversified approach to funding, including any capital requirements and a proportion of the Group’s annual funding from the holding company, Lloyds Banking Group plc, during transition towards final UK Minimum Requirements for own funds and Eligible Liabilities (MREL) requirements. Continued use of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery and the Group remains committed to passing the benefits of this funding on to its customers. During the first half of 2016, the Group drew down £1.0 billion under the FLS, bringing total drawings under the FLS to £33.1 billion. The maturities for the FLS are factored into the Group’s funding plans.

Liquidity portfolio
At 30 June 2016, the Banking business had £142.2 billion of highly liquid unencumbered LCR eligible assets of which £141.3 billion is LCR level 1 eligible and £0.9 billion is LCR level 2 eligible. These are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio is held by the Insurance business. LCR eligible liquid assets represent broadly six times the Group’s money-market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and exceeds total wholesale funding, and thus provides a substantial buffer in the event of market dislocation.

LCR eligible liquid assets	At 30 June 2016	At 31 Dec 2015	Change	Average 2016	Average 20151
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	68.9	53.7	28	61.7	57.2
High quality government/MDB bonds2	69.8	65.8	6	68.7	63.0
High quality covered bonds	2.6	3.4	(24)	2.9	3.3
Total	141.3	122.9	15	133.3	123.5

Level 23	0.9	0.5	80	0.8	0.7
Total LCR eligible assets	142.2	123.4	15	134.1	124.2

1	Average for 2015 includes the fourth quarter of 2015 only.
2	Designated multilateral development bank (MDB).
3	Includes Level 2A and Level 2B.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

The Banking business also had £114.3 billion of non-LCR eligible collateral, the vast majority of which is eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Encumbered assets
The Board and Group Asset & Liability Committee monitor and manage total balance sheet encumbrance via a number of risk appetite metrics. At 30 June 2016, the Group had £85.3 billion (31 December 2015: £77.4 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The increase in encumbered on balance sheet assets was caused by repo activities. The Group also had £593.6 billion (31 December 2015: £573.7 billion) of unencumbered on balance sheet assets, and £169.3 billion (31 December 2015: £155.6 billion) of pre-positioned unencumbered and encumbered assets held with central banks. Primarily the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. Refer to the 2015 Annual Report and Accounts for further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

The Group maintained its strong capital position during the first half of 2016 with a fully loaded CET1 ratio, after accruing for foreseeable dividends, of 13.0 per cent (31 December 2015: 13.0 per cent pro forma). The accrual for foreseeable dividends includes the announced interim dividend of 0.85 pence per ordinary share. The fully loaded CET1 ratio before accruing for dividends in respect of the first half of 2016 increased 0.5 percentage points from 13.0 per cent pro forma to 13.5 per cent.

●
The leverage ratio after accruing for dividends in respect of the first half of 2016 reduced 0.1 percentage points to 4.7 per cent
●
The transitional total capital ratio after accruing for dividends in respect of the first half of 2016 increased 0.3 percentage points to 21.8 per cent

Dividends
In line with its progressive and sustainable dividend policy, the Group has increased its interim ordinary dividend by 0.10 pence to 0.85 pence per share. We expect ordinary dividends to increase over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings.

Capital position at 30 June 2016
The Group’s capital position as at 30 June 2016 is presented in the following section applying CRD IV transitional arrangements, as implemented in the UK by the PRA, and also on a fully loaded CRD IV basis.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
Capital resources	At 30 June 2016	At 31 Dec 20151	At 30 June 2016	At 31 Dec 20151
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,151	41,234	43,151	41,234
Adjustment to retained earnings for foreseeable dividends	(911)	(1,427)	(911)	(1,427)
Deconsolidation of insurance entities1	1,307	578	1,307	578
Adjustment for own credit	25	67	25	67
Cash flow hedging reserve	(2,809)	(727)	(2,809)	(727)
Other adjustments	(487)	72	(487)	72
	40,276	39,797	40,276	39,797
less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,627)	(1,719)	(1,627)	(1,719)
Excess of expected losses over impairment provisions and value adjustments	−	(270)	−	(270)
Removal of defined benefit pension surplus	(818)	(721)	(818)	(721)
Securitisation deductions	(220)	(169)	(220)	(169)
Significant investments1	(4,287)	(4,500)	(4,429)	(4,529)
Deferred tax assets	(4,213)	(3,874)	(4,264)	(3,884)
Common equity tier 1 capital	29,111	28,544	28,918	28,505

Additional tier 1
Other equity instruments	5,355	5,355	5,355	5,355
Preference shares and preferred securities2	5,423	4,728	−	−
Transitional limit and other adjustments	(2,152)	(906)	−	−
	8,626	9,177	5,355	5,355
less: deductions from tier 1
Significant investments1	(1,288)	(1,177)	−	−
Total tier 1 capital	36,449	36,544	34,273	33,860

Tier 2
Other subordinated liabilities2	17,512	18,584	17,512	18,584
Deconsolidation of instruments issued by insurance entities1	(1,831)	(1,665)	(1,831)	(1,665)
Adjustments for transitional limit and non-eligible instruments	1,709	(52)	(1,493)	(3,066)
Amortisation and other adjustments	(3,773)	(3,880)	(4,305)	(4,885)
	13,617	12,987	9,883	8,968
Eligible provisions	114	221	114	221
less: deductions from tier 2
Significant investments1	(1,509)	(1,756)	(2,797)	(2,933)
Total capital resources	48,671	47,996	41,473	40,116

Risk-weighted assets	222,778	222,845	222,297	222,747

Common equity tier 1 capital ratio	13.1%	12.8%	13.0%	12.8%
Tier 1 capital ratio	16.4%	16.4%	15.4%	15.2%
Total capital ratio	21.8%	21.5%	18.7%	18.0%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets. The presentation of the deconsolidation of the Group’s insurance entities has been amended at June 2016 with comparative figures restated accordingly.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

CAPITAL MANAGEMENT (continued)

The key differences between the transitional capital calculation as at 30 June 2016 and the fully loaded equivalent are as follows:

●
Capital securities that previously qualified as tier 1 or tier 2 capital, but do not fully qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.
●
The significant investment deduction from additional tier 1 (AT1) will gradually transition to tier 2.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

	Common Equity Tier 1	Additional Tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 2015	28,544	8,000	11,452	47,996
Profit attributable to ordinary shareholders1	1,800			1,800
Movement in foreseeable dividends2	516			516
Dividends paid out on ordinary shares during the year	(1,427)			(1,427)
Dividends received from Insurance business	500			500
Movement in treasury shares and employee share schemes	(30)			(30)
Pension movements:
Removal of defined benefit pension surplus	(97)			(97)
Movement through other comprehensive income	(44)			(44)
Available-for-sale reserve	(93)			(93)
Prudent valuation adjustment	(372)			(372)
Deferred tax asset	(339)			(339)
Goodwill and other intangible assets	92			92
Excess of expected losses over impairment provisions and value adjustments	270			270
Significant investments	213	(111)	247	349
Eligible provisions			(107)	(107)
Subordinated debt movements:
Repurchases, redemptions and other		(551)	(486)	(1,037)
Issuances			1,116	1,116
Other movements	(422)			(422)
At 30 June 2016	29,111	7,338	12,222	48,671

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2	Includes the accrual for foreseeable 2016 ordinary dividends and the reversal of the accrual for foreseeable 2015 dividends which have now been paid.

CET1 capital resources have increased by £567 million in the period, mainly driven by profit generation, the receipt of the dividend paid by the Insurance business in February 2016 and a reduction in both the excess of expected losses over impairment provisions and value adjustments and the deduction for significant investments. This was partially offset by the accrual for foreseeable dividends in respect of the first half of 2016 and increases in the defined benefit pension surplus, prudent valuation adjustment and deferred tax asset deduction.

AT1 capital resources have reduced by £662 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and an increase in the significant investments deduction.

CAPITAL MANAGEMENT (continued)

Tier 2 capital resources have increased by £770 million in the period largely reflecting the issuance of a new dated tier 2 instrument, foreign exchange movements, the transitioning of grandfathered AT1 instruments to tier 2 and a decrease in the significant investments deduction. This was partially offset by calls and redemptions, including the redemption of all remaining series of Enhanced Capital Notes (ECNs) under the Regulatory Call Right, the amortisation of dated tier 2 instruments and a reduction in eligible provisions.

The redemption of the remaining series of ECNs followed the decision of the Court of Appeal in December 2015 that a Capital Disqualification Event (CDE) in relation to the ECNs had occurred. The Group subsequently exercised its option to redeem them in the first quarter of 2016. In June 2016 the Supreme Court confirmed the decision of the Court of Appeal.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets	At 30 June 2016	At 31 Dec 2015
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	68,753	68,990
Retail IRB Approach	64,387	63,912
Other IRB Approach	18,274	18,661
IRB Approach	151,414	151,563
Standardised (STA) Approach	20,268	20,443
Credit risk	171,682	172,006
Counterparty credit risk	9,159	7,981
Contributions to the default fund of a central counterparty	466	488
Credit valuation adjustment risk	1,101	1,684
Operational risk	26,123	26,123
Market risk	2,922	3,775
Underlying risk-weighted assets	211,453	212,057

Threshold risk-weighted assets1	11,325	10,788
Transitional risk-weighted assets	222,778	222,845
Movement to fully loaded risk-weighted assets2	(481)	(98)
Fully loaded risk-weighted assets	222,297	222,747

Risk-weighted asset movement by key driver

	Credit risk IRB	Credit risk STA	Credit risk	Counterparty credit risk3	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m

Fully loaded risk-weighted assets as at 31 December 2015							222,747
Less total threshold risk-weighted assets1,2							(10,690)
Risk-weighted assetsat 31 December 2015	151,563	20,443	172,006	10,153	3,775	26,123	212,057
Asset size	(1,940)	(831)	(2,771)	(1,220)	(137)	−	(4,128)
Acquisitions and disposals	(1,686)	−	(1,686)	38	−	−	(1,648)
Model updates	3,229	(28)	3,201	99	(418)	−	2,882
Methodology and policy	(327)	121	(206)	−	−	−	(206)
Asset quality	(1,931)	143	(1,788)	1,203	(64)	−	(649)
Movement in risk levels	−	−	−	−	(215)	−	(215)
Foreign exchange movements	2,506	420	2,926	453	(19)	−	3,360
Risk-weighted assets as at 30 June 2016	151,414	20,268	171,682	10,726	2,922	26,123	211,453
Threshold risk-weighted assets1							11,325
Transitional risk-weighted assets as at 30 June 2016							222,778
Movement to fully loaded risk-weighted assets2							(481)
Fully loaded risk-weighted assets as at 30 June 2016							222,297

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

2
Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 capital rather than being risk-weighted.

3	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement table provides analysis of the reduction in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Movements in credit risk-weighted assets in the six months to 30 June 2016 were driven by the following:

●
Asset size movements include risk-weighted asset movements arising from new lending and asset run-off. During the six months to 30 June, credit risk-weighted assets assessed on both Standardised and Internal Ratings Based approaches decreased by £2.8 billion primarily due to repayments and exits, partly offset by growth in targeted customer segments.
●
Disposal of the Group’s interest in Visa Europe and further disposals within the run-off business reduced credit risk weighted assets by £1.7 billion.
●
Model update increases of £3.2 billion were mainly driven by a change in the approach for the Retail Buy-to-let mortgage portfolio and other small model refinements.
●
Methodology and policy movements include changes due to refinements in the application of regulatory policy.
●
Asset quality movements capture movements in the assessed quality of assets due to changes in borrower risk, including changes in the economic environment. Net reductions in credit risk-weighted assets of £1.8 billion primarily relate to model calibrations and a net change in credit quality, partially offset by increases in valuation of centrally held strategic equity investments.
●
Foreign exchange movements reflect the depreciation of Sterling which has contributed to a £2.9 billion increase in credit risk-weighted assets of which £2.3 billion arose in the final week of June following the outcome of the EU referendum.

Counterparty credit risk and CVA risk increases of £0.6 billion are principally driven by yield curve and foreign exchange movements of which £0.9 billion arose in the final week of June following the outcome of the EU referendum, partially offset by increased capital relief from CVA related hedges.

Market risk weighted assets reduced by £0.9 billion due to a reduction in the Value-at-Risk multiplier and active portfolio management.

CAPITAL MANAGEMENT (continued)

	Fully loaded
Leverage ratio	At 30 June 2016	At 31 Dec 2015
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	28,918	28,505
Additional tier 1 capital	5,355	5,355
Total tier 1 capital	34,273	33,860

Exposure measure

Statutory balance sheet assets
Derivative financial instruments	47,323	29,467
Securities financing transactions (SFTs)	36,884	34,136
Loans and advances and other assets	764,025	743,085
Total assets	848,232	806,688

Deconsolidation adjustments1
Derivative financial instruments	(2,829)	(1,510)
Securities financing transactions (SFTs)	(301)	(441)
Loans and advances and other assets	(137,291)	(133,975)
Total deconsolidation adjustments	(140,421)	(135,926)

Derivatives adjustments
Adjustments for regulatory netting	(25,796)	(16,419)
Adjustments for cash collateral	(11,540)	(6,464)
Net written credit protection	699	682
Regulatory potential future exposure	13,050	12,966
Total derivatives adjustments	(23,587)	(9,235)

SFT adjustments	440	3,361

Off-balance sheet items	59,873	56,424

Regulatory deductions and other adjustments	(10,627)	(9,112)

Total exposure	733,910	712,200

Leverage ratio2	4.7%	4.8%
Average leverage ratio3	4.8%
Average leverage ratio exposure measure4	722,250

1
Deconsolidation adjustments predominantly reflect the deconsolidation of assets related to Group subsidiaries that fall outside the scope of the Group’s regulatory capital consolidation (primarily the Group’s Insurance entities).

2	The countercyclical leverage ratio buffer is currently nil.
3
The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 April 2016 to 30 June 2016). The average of 4.8 per cent compares to 4.7 per cent at the start and end of the quarter.

4	The average leverage ratio exposure measure is based on the average of the month end exposure measures over the quarter (1 April 2016 to 30 June 2016).

Key movements
The Group’s fully loaded leverage ratio reduced by 0.1 per cent to 4.7 per cent largely reflecting the increase in balance sheet assets arising from market movements and cash collateral inflows following the outcome of the EU referendum. The impact of the increase in the exposure measure was partially offset by the increase in tier 1 capital over the period.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £2.2 billion over the period primarily reflecting market movements following the outcome of the EU referendum and trading activity.

CAPITAL MANAGEMENT (continued)

The increase in SFT assets over the period, reflecting increased trading volumes, was offset by the reduction in SFT adjustments reflecting both the recognition of additional eligible netting adjustments and a reduction in the counterparty credit risk add-on.

Off-balance sheet items increased by £3.4 billion reflecting a change in the profile and subsequent classification of commercial off-balance sheet items and an increase in new residential mortgage offers placed.

The average leverage ratio of 4.8 per cent over the quarter reflected a strengthening tier 1 capital position and an overall reduction in balance sheet assets which was subsequently reversed at the end of the quarter following the outcome of the EU referendum.

Individual capital guidance
The Group receives Individual Capital Guidance (ICG) from the PRA. The ICG reflects a point in time estimate by the PRA, which may change over time, of the amount of capital that is needed in relation to risks not covered by Pillar 1. During the period the Group’s ICG has not changed and at 30 June 2016 represented 4.6 per cent of risk-weighted assets of which 2.6 per cent had to be covered by CET1 capital.

Stress testing
The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As a part of that the Group participates in the UK-wide concurrent stress test run by the Bank of England. In 2015 the Group comfortably exceeded the capital thresholds set by the regulator and was not required to take any action as a result of the test. The Group has participated again this year, having submitted its results to the Bank of England, and is awaiting the publication of the results of the test for the industry as a whole. The Group has also participated in the EU-wide stress test coordinated by the EBA, the results of which are expected to be published on 29 July 2016.

Regulatory capital developments
The Basel Committee is continuing with its work on revisions to the standardised risk-weighted asset frameworks for credit risk and operational risk and the credit valuation adjustment risk framework. In addition the Committee has proposed a series of constraints on the use of internal model approaches including the removal of the option to apply the IRB Approach for certain low default portfolios and the application of model-parameter floors. The Committee is also considering the design and calibration of a new capital floor framework based upon the revised standardised approaches. The Committee has stated that its overall aim is to address excessive variability in risk weighted assets modelled by banks and not to increase significantly overall capital requirements. Final Basel standards are expected to be published in the second half of 2016.

In December 2015, as a part of the development of the bail-in resolution strategy framework, the Bank of England published a consultation on its approach to setting the minimum requirement for own funds and eligible liabilities (MREL) to apply from 1 January 2020. In the second half of the year it is expected that this will be finalised and that the Bank of England will indicate to each bank their prospective requirements.

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds both the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Half-year Pillar 3 disclosures
The Group has published a condensed set of Pillar 3 disclosures at half year, prepared in accordance with European Banking Authority (EBA) guidelines on Pillar 3 disclosure frequency. The disclosures can be found on the Group’s website – www.lloydsbankinggroup.com

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		55
Consolidated statement of comprehensive income		56
Consolidated balance sheet		57
Consolidated statement of changes in equity		59
Consolidated cash flow statement		62

Notes
1	Accounting policies, presentation and estimates	63
2	Segmental analysis	64
3	Operating expenses	67
4	Impairment	67
5	Taxation	68
6	Earnings per share	69
7	Trading and other financial assets at fair value through profit or loss	69
8	Derivative financial instruments	70
9	Loans and advances to customers	70
10	Allowance for impairment losses on loans and receivables	71
11	Debt securities in issue	71
12	Post-retirement defined benefit schemes	72
13	Provisions for liabilities and charges	73
14	Contingent liabilities and commitments	76
15	Fair values of financial assets and liabilities	80
16	Credit quality of loans and advances	87
17	Related party transactions	88
18	Dividends on ordinary shares	89
19	Future accounting developments	89
20	Other information	91

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	Note	£ million	£ million	£ million

Interest and similar income		8,479	8,975	8,640
Interest and similar expense		(3,254)	(3,483)	(2,814)
Net interest income		5,225	5,492	5,826
Fee and commission income		1,502	1,598	1,654
Fee and commission expense		(682)	(607)	(835)
Net fee and commission income		820	991	819
Net trading income		7,180	3,018	696
Insurance premium income		4,212	1,414	3,378
Other operating income		993	890	626
Other income		13,205	6,313	5,519
Total income		18,430	11,805	11,345
Insurance claims		(10,110)	(2,998)	(2,731)
Total income, net of insurance claims		8,320	8,807	8,614
Regulatory provisions		(445)	(1,835)	(3,002)
Other operating expenses		(5,059)	(5,618)	(4,932)
Total operating expenses	3	(5,504)	(7,453)	(7,934)
Trading surplus		2,816	1,354	680
Impairment	4	(362)	(161)	(229)
Profit before tax		2,454	1,193	451
Taxation	5	(597)	(268)	(420)
Profit for the period		1,857	925	31

Profit attributable to ordinary shareholders		1,590	677	(211)
Profit attributable to other equity holders1		204	197	197
Profit attributable to equity holders		1,794	874	(14)
Profit attributable to non-controlling interests		63	51	45
Profit for the period		1,857	925	31

Basic earnings (loss) per share	6	2.3p	1.0p	(0.2)p
Diluted earnings (loss) per share	6	2.3p	1.0p	(0.2)p

1
The profit after tax attributable to other equity holders of £204 million (half-year to 30 June 2015: £197 million; half-year to 31 December 2015: £197 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £41 million (half-year to 30 June 2015: £40 million; half-year to 31 December 2015: £40 million).

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£ million	£ million	£ million

Profit for the period	1,857	925	31
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 12):
Remeasurements before taxation	(267)	(302)	28
Taxation	40	60	(1)
	(227)	(242)	27
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	184	(16)	(302)
Income statement transfers in respect of disposals	(574)	(49)	(2)
Income statement transfers in respect of impairment	146	−	4
Taxation	152	(2)	(4)
	(92)	(67)	(304)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	3,040	(404)	941
Net income statement transfers	(206)	(481)	(475)
Taxation	(752)	175	(168)
	2,082	(710)	298
Currency translation differences (tax: nil)	(20)	27	(69)
Other comprehensive income for the period, net of tax	1,743	(992)	(48)
Total comprehensive income for the period	3,600	(67)	(17)

Total comprehensive income attributable to ordinary shareholders	3,333	(315)	(259)
Total comprehensive income attributable to other equity holders	204	197	197
Total comprehensive income attributable to equity holders	3,537	(118)	(62)
Total comprehensive income attributable to non-controlling interests	63	51	45
Total comprehensive income for the period	3,600	(67)	(17)

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		At 30 June 2016	At 31 Dec 2015
Assets	Note	£ million	£ million

Cash and balances at central banks		73,399	58,417
Items in course of collection from banks		904	697
Trading and other financial assets at fair value through profit or loss	7	146,177	140,536
Derivative financial instruments	8	47,323	29,467
Loans and receivables:
Loans and advances to banks		25,958	25,117
Loans and advances to customers	9	453,033	455,175
Debt securities		3,996	4,191
		482,987	484,483
Available-for-sale financial assets		35,860	33,032
Held-to-maturity investments		21,500	19,808
Goodwill		2,016	2,016
Value of in-force business		4,749	4,596
Other intangible assets		1,719	1,838
Property, plant and equipment		12,940	12,979
Current tax recoverable		33	44
Deferred tax assets		3,383	4,010
Retirement benefit assets	12	1,022	901
Other assets		14,220	13,864
Total assets		848,232	806,688

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2016	At 31 Dec 2015
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		23,162	16,925
Customer deposits		423,279	418,326
Items in course of transmission to banks		780	717
Trading and other financial liabilities at fair value through profit or loss		52,094	51,863
Derivative financial instruments	8	42,376	26,301
Notes in circulation		1,090	1,112
Debt securities in issue	11	88,758	82,056
Liabilities arising from insurance contracts and participating investment contracts		88,369	80,294
Liabilities arising from non-participating investment contracts		19,353	22,777
Other liabilities		31,641	29,661
Retirement benefit obligations	12	592	365
Current tax liabilities		483	279
Deferred tax liabilities		36	33
Other provisions		4,346	5,687
Subordinated liabilities		22,935	23,312
Total liabilities		799,294	759,708

Equity
Share capital		7,146	7,146
Share premium account		17,412	17,412
Other reserves		14,230	12,260
Retained profits		4,363	4,416
Shareholders’ equity		43,151	41,234
Other equity instruments		5,355	5,355
Total equity excluding non-controlling interests		48,506	46,589
Non-controlling interests		432	391
Total equity		48,938	46,980
Total equity and liabilities		848,232	806,688

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980

Comprehensive income
Profit for the period	–	−	1,794	1,794	–	63	1,857
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(227)	(227)	–	–	(227)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(92)	–	(92)	–	–	(92)
Movements in cash flow hedging reserve, net of tax	–	2,082	–	2,082	–	–	2,082
Currency translation differences (tax: nil)	–	(20)	–	(20)	–	–	(20)
Total other comprehensive income	–	1,970	(227)	1,743	–	–	1,743
Total comprehensive income	–	1,970	1,567	3,537	–	63	3,600
Transactions with owners
Dividends (note 18)	–	−	(1,427)	(1,427)	–	(2)	(1,429)
Distributions on other equity instruments, net of tax	–	–	(163)	(163)	–	–	(163)
Movement in treasury shares	–	–	(147)	(147)	–	–	(147)
Value of employee services:
Share option schemes	–	–	35	35	–	–	35
Other employee award schemes	–	–	82	82	–	–	82
Changes in non-controlling interests	–	–	–	–	–	(20)	(20)
Total transactions with owners	–	–	(1,620)	(1,620)	–	(22)	(1,642)
Balance at 30 June 2016	24,558	14,230	4,363	43,151	5,355	432	48,938

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2015	24,427	13,216	5,692	43,335	5,355	1,213	49,903

Comprehensive income
Profit for the period	–	−	874	874	–	51	925
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(242)	(242)	–	–	(242)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(67)	–	(67)	–	–	(67)
Movements in cash flow hedging reserve, net of tax	–	(710)	–	(710)	–	–	(710)
Currency translation differences (tax: nil)	–	27	–	27	–	–	27
Total other comprehensive income	–	(750)	(242)	(992)	–	–	(992)
Total comprehensive income	–	(750)	632	(118)	–	51	(67)
Transactions with owners
Dividends (note 18)	–	−	(535)	(535)	–	(10)	(545)
Distributions on other equity instruments, net of tax	–	–	(157)	(157)	–	–	(157)
Redemption of preference shares	11	(11)	–	–	–	–	–
Movement in treasury shares	–	–	(479)	(479)	–	–	(479)
Value of employee services:
Share option schemes	–	–	60	60	–	–	60
Other employee award schemes	–	–	150	150	–	–	150
Adjustment on sale of interest in TSB Banking Group plc (TSB)	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	11	(11)	(961)	(961)	–	(834)	(1,795)
Balance at 30 June 2015	24,438	12,455	5,363	42,256	5,355	430	48,041

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2015	24,438	12,455	5,363	42,256	5,355	430	48,041

Comprehensive income
(Loss) profit for the period	−	−	(14)	(14)	−	45	31
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	−	−	27	27	−	−	27
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	−	(304)	−	(304)	−	−	(304)
Movements in cash flow hedging reserve, net of tax	−	298	−	298	−	−	298
Currency translation differences (tax: nil)	−	(69)	−	(69)	−	−	(69)
Total other comprehensive income	−	(75)	27	(48)	−	−	(48)
Total comprehensive income	−	(75)	13	(62)	−	45	(17)
Transactions with owners
Dividends (note 18)	−	−	(535)	(535)	−	(42)	(577)
Distributions on other equity instruments, net of tax	−	−	(157)	(157)	−	−	(157)
Redemption of preference shares	120	(120)	−	−	−	−	−
Movement in treasury shares	−	−	(337)	(337)	−	−	(337)
Value of employee services:					−	−
Share option schemes	−	−	47	47	−	−	47
Other employee award schemes	−	−	22	22	−	−	22
Changes in non-controlling interests	−	−	−	−	−	(42)	(42)
Total transactions with owners	120	(120)	(960)	(960)	−	(84)	(1,044)
Balance at 31 December 2015	24,558	12,260	4,416	41,234	5,355	391	46,980

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£ million	£ million	£ million

Profit before tax	2,454	1,193	451
Adjustments for:
Change in operating assets	(18,311)	26,512	8,188
Change in operating liabilities	31,794	81	(12,066)
Non-cash and other items	6,929	(6,417)	(1,391)
Tax paid	(262)	(49)	(130)
Net cash provided by operating activities	22,604	21,320	(4,948)

Cash flows from investing activities
Purchase of financial assets	(3,441)	(12,358)	(6,996)
Proceeds from sale and maturity of financial assets	2,729	14,838	7,162
Purchase of fixed assets	(1,820)	(1,564)	(1,853)
Proceeds from sale of fixed assets	909	526	1,011
Acquisition of businesses, net of cash acquired	(6)	−	(5)
Disposal of businesses, net of cash disposed	5	(4,282)	211
Net cash used in investing activities	(1,624)	(2,840)	(470)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,427)	(535)	(535)
Distributions on other equity instruments	(204)	(197)	(197)
Dividends paid to non-controlling interests	(2)	(10)	(42)
Interest paid on subordinated liabilities	(946)	(1,250)	(590)
Proceeds from issue of subordinated liabilities	1,061	−	338
Repayment of subordinated liabilities	(4,678)	(2,068)	(1,131)
Changes in non-controlling interests	(5)	1	(42)
Net cash used in financing activities	(6,201)	(4,059)	(2,199)
Effects of exchange rate changes on cash and cash equivalents	15	(2)	4
Change in cash and cash equivalents	14,794	14,419	(7,613)
Cash and cash equivalents at beginning of period	71,953	65,147	79,566
Cash and cash equivalents at end of period	86,747	79,566	71,953

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2016 is £12,613 million (30 June 2015: £11,377 million; 31 December 2015: £13,545 million) held within the Group’s life funds, which is not immediately available for use in the business.

1.            Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2016 have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the European Union and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2015 which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2015 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2015 Annual Report and Accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Funding and liquidity on page 41.

The accounting policies are consistent with those applied by the Group in its 2015 Annual Report and Accounts.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2016 and which have not been applied in preparing these financial statements are set out in note 19.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2015.

2. Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the redemption of the Group’s Enhanced Capital Notes, asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring costs, TSB dual-running costs, the charge relating to the TSB disposal, conduct provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

2. Segmental analysis (continued)

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. The Group’s unsecured personal lending portfolio, previously part of Retail, is now managed by Consumer Finance and elements of the Group’s business in the Channel Islands and Isle of Man were transferred from Retail to Commercial Banking; comparatives have been restated accordingly. There has been no other change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2015.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2015.

Half-year to 30 June 2016	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,296	558	3,854	1,548	4,333	(479)
Commercial Banking	1,306	982	2,288	1,236	2,137	151
Consumer Finance	994	658	1,652	690	1,942	(290)
Insurance	(80)	921	841	446	300	541
Other	266	(26)	240	241	163	77
Group	5,782	3,093	8,875	4,161	8,875	−
Reconciling items:
Insurance grossing adjustment	(423)	519	96	−
Enhanced Capital Notes1	−	(790)	(790)	(790)
Asset sales, volatile items and liability management2	20	624	644	500
Volatility relating to the insurance business	−	(372)	(372)	(372)
Restructuring costs3	−	−	−	(307)
Other conduct provisions	−	(15)	(15)	(460)
Amortisation of purchased intangibles	−	−	−	(168)
Fair value unwind	(154)	36	(118)	(110)
Group – statutory	5,225	3,095	8,320	2,454

1	The loss relating to the ECNs was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes.
2
Comprises (i) gains on disposals of assets which are not part of normal business operations (£335 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £19 million); and (iii) the results of liability management exercises (gains of £146 million).

3	Principally comprises the severance costs related to phase II of the Simplification programme.

2. Segmental analysis (continued)

Half-year to 30 June 2015	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail1	3,364	554	3,918	1,603	4,194	(276)
Commercial Banking1	1,266	1,027	2,293	1,212	1,850	443
Consumer Finance1	1,005	678	1,683	756	1,889	(206)
Insurance	(73)	1,025	952	584	1,241	(289)
Other	153	(31)	122	228	(206)	328
Group	5,715	3,253	8,968	4,383	8,968	−
Reconciling items:
Insurance grossing adjustment	(241)	287	46	−
TSB income	192	31	223	−
Enhanced Capital Notes	−	(390)	(390)	(390)
Asset sales, volatile items and liability management2	26	6	32	35
Volatility relating to the insurance business	−	18	18	18
Restructuring costs	−	−	−	(32)
TSB build and dual-running costs	−	−	−	(85)
Charge relating to the TSB disposal	−	5	5	(660)
Payment protection insurance provision	−	−	−	(1,400)
Other conduct provisions	−	−	−	(435)
Amortisation of purchased intangibles	−	−	−	(164)
Fair value unwind	(200)	105	(95)	(77)
Group – statutory	5,492	3,315	8,807	1,193

1	Restated, see page 64.
2
Comprises (i) losses on disposals of assets which are not part of normal business operations (£52 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £93 million); and (iii) the results of liability management exercises (losses of £6 million).

2. Segmental analysis (continued)

Half-year to 31 December 2015	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail1	3,300	561	3,861	1,488	4,351	(490)
Commercial Banking1	1,310	1,045	2,355	1,266	1,786	569
Consumer Finance1	949	681	1,630	625	1,883	(253)
Insurance	(90)	802	712	378	824	(112)
Other	298	(187)	111	(28)	(175)	286
Group	5,767	2,902	8,669	3,729	8,669	–
Reconciling items:
Insurance grossing adjustment	203	(161)	42	–
Enhanced Capital Notes	−	289	289	289
Asset sales, volatile items and liability management2	2	(113)	(111)	(11)
Volatility relating to the insurance business	–	(123)	(123)	(123)
Restructuring costs	–	−	−	(138)
Payment protection insurance provision	–	–	–	(2,600)
Other conduct provisions	–	–	–	(402)
Amortisation of purchased intangibles	–	–	–	(178)
Fair value unwind	(146)	(6)	(152)	(115)
Group – statutory	5,826	2,788	8,614	451

1	Restated, see page 64.
2
Comprises (i) gains on disposals of assets which are not part of normal business operations (£106 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (losses of £95 million); and (iii) the results of liability management exercises (losses of £22 million).

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015
	£m	£m	£m	£m	£m	£m

Retail1	302,851	307,887	271,293	273,719	276,001	278,933
Commercial Banking1	201,259	178,838	141,426	131,998	249,367	226,106
Consumer Finance1	39,176	36,501	9,086	11,082	13,964	15,462
Insurance	147,718	143,217	−	−	141,318	137,233
Other	157,228	140,245	1,474	1,527	118,644	101,974
Total Group	848,232	806,688	423,279	418,326	799,294	759,708

1	Restated, see page 64.

3. Operating expenses

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m
Administrative expenses
Staff costs:
Salaries and social security costs	1,782	1,859	1,707
Pensions and other post-retirement benefit schemes	268	278	270
Restructuring and other staff costs	412	273	290
	2,462	2,410	2,267
Premises and equipment	353	360	355
Other expenses:
Communications and data processing	403	436	457
UK bank levy	−	−	270
TSB disposal	−	665	−
Other	675	740	478
	1,078	1,841	1,205
	3,893	4,611	3,827
Depreciation and amortisation	1,166	1,007	1,105
Total operating expenses, excluding regulatory provisions	5,059	5,618	4,932
Regulatory provisions:
Payment protection insurance provision (note 13)	−	1,400	2,600
Other regulatory provisions1 (note 13)	445	435	402
	445	1,835	3,002
Total operating expenses	5,504	7,453	7,934

1	In addition, regulatory provisions of £15 million (half-year to 30 June 2015: £nil; half-year to 31 December 2015: £nil) have been charged against income.

4. Impairment

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	229	181	262
Debt securities classified as loans and receivables	−	(2)	−
Impairment losses on loans and receivables (note 10)	229	179	262
Impairment of available-for-sale financial assets	146	−	4
Other credit risk provisions	(13)	(18)	(37)
Total impairment charged to the income statement	362	161	229

5. Taxation

A reconciliation of the tax charge that would result from applying the standard UK corporation tax rate to the profit before tax, to the actual tax charge, is given below:

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Profit before tax	2,454	1,193	451

Tax charge thereon at UK corporation tax rate of 20 per cent (2015: 20.25 per cent)	(491)	(242)	(91)
Factors affecting tax charge:
Impact of bank surcharge	(59)	−	−
Differences in UK tax rates	(3)	7	(34)
Disallowed items	(122)	(99)	(531)
Non-taxable items	47	46	116
Overseas tax rate differences	(6)	(8)	4
Gains exempted or covered by capital losses	8	47	20
Policyholder tax	(34)	(39)	42
Tax losses not previously recognised	49	−	42
Adjustments in respect of previous years	10	21	12
Effect of results of joint ventures and associates	−	−	(1)
Other items	4	(1)	1
Tax charge	(597)	(268)	(420)

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2016 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

The Finance (No. 2) Act 2015 introduced an additional surcharge of 8 per cent on banking profits from 1 January 2016.

On 16 March 2016, the Government announced a reduction in the corporation tax rate applicable from 1 April 2020 to 17 per cent and a further restriction to the amount of banks’ profits that can be offset by carried forward losses for the purposes of calculating corporation tax liabilities from 50 per cent to 25 per cent. The proposed reduction in the rate of corporation tax and the further bank loss relief restriction are expected to be enacted, and accounted for, in the second half of 2016.

6. Earnings per share

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	1,590	677	(211)
Tax credit on distributions to other equity holders	41	40	40
	1,631	717	(171)

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	million	million	million

Weighted average number of ordinary shares in issue – basic	71,175	71,349	71,196
Adjustment for share options and awards	882	1,114	1,023
Weighted average number of ordinary shares in issue – diluted	72,057	72,463	72,219

Basic earnings per share	2.3p	1.0p	(0.2)p
Diluted earnings per share	2.3p	1.0p	(0.2)p

7.          Trading and other financial assets at fair value through profit or loss

	At 30 June 2016	At 31 Dec 2015
	£m	£m

Trading assets	45,032	42,661

Other financial assets at fair value through profit or loss:
Treasury and other bills	64	74
Debt securities	39,101	37,330
Equity shares	61,980	60,471
	101,145	97,875
Total trading and other financial assets at fair value through profit or loss	146,177	140,536

Included in the above is £95,168 million (31 December 2015: £90,492 million) of assets relating to the insurance businesses.

8. Derivative financial instruments

	30 June 2016		31 December 2015
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	2,103	956	1,624	831
Derivatives designated as cash flow hedges	1,743	2,093	1,062	1,606
	3,846	3,049	2,686	2,437
Trading and other
Exchange rate contracts	13,525	9,458	7,188	6,081
Interest rate contracts	28,517	27,367	17,458	16,231
Credit derivatives	456	1,587	295	407
Embedded equity conversion feature	−	−	545	−
Equity and other contracts	979	915	1,295	1,145
	43,477	39,327	26,781	23,864
Total recognised derivative assets/liabilities	47,323	42,376	29,467	26,301

9. Loans and advances to customers

	At 30 June 2016	At 31 Dec 2015
	£m	£m

Agriculture, forestry and fishing	7,047	6,924
Energy and water supply	3,129	3,247
Manufacturing	6,394	5,953
Construction	5,736	4,952
Transport, distribution and hotels	13,272	13,526
Postal and communications	2,581	2,563
Property companies	32,213	32,228
Financial, business and other services	41,959	43,072
Personal:
Mortgages	309,338	312,877
Other	20,443	20,579
Lease financing	2,792	2,751
Hire purchase	10,862	9,536
	455,766	458,208
Allowance for impairment losses on loans and advances to customers (note 10)	(2,733)	(3,033)
Total loans and advances to customers	453,033	455,175

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.

10. Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Opening balance	3,130	6,540	5,477
Exchange and other adjustments	19	(300)	54
Adjustment on disposal of businesses	−	(82)	−
Advances written off	(1,037)	(1,323)	(3,333)
Recoveries of advances written off in previous years	509	491	698
Unwinding of discount	(19)	(28)	(28)
Charge to the income statement (note 4)	229	179	262
Balance at end of period	2,831	5,477	3,130

In respect of:
Loans and advances to customers (note 9)	2,733	5,350	3,033
Debt securities	98	127	97
Balance at end of period	2,831	5,477	3,130

11. Debt securities in issue

	30 June 2016			31 December 2015
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	9,443	31,074	40,517	7,878	29,329	37,207
Covered bonds	−	31,873	31,873	−	27,200	27,200
Certificates of deposit	−	11,592	11,592	−	11,101	11,101
Securitisation notes	−	7,091	7,091	−	7,763	7,763
Commercial paper	−	7,128	7,128	−	6,663	6,663
	9,443	88,758	98,201	7,878	82,056	89,934

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes
At 30 June 2016, external parties held £7,091 million (31 December 2015: £7,763 million) and the Group’s subsidiaries held £27,804 million (31 December 2015: £29,303 million) of total securitisation notes in issue of £34,895 million (31 December 2015: £37,066 million). The notes are secured on loans and advances to customers and debt securities classified as loans and receivables amounting to £56,336 million (31 December 2015: £58,090 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes
At 30 June 2016, external parties held £31,873 million (31 December 2015: £27,200 million) and the Group’s subsidiaries held £3,601 million (31 December 2015: £4,197 million) of total covered bonds in issue of £35,474 million (31 December 2015: £31,397 million). The bonds are secured on certain loans and advances to customers that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £8,783 million (31 December 2015: £8,383 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

12. Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2016	At 31 Dec 2015
	£m	£m
Defined benefit pension schemes:
- Fair value of scheme assets	43,752	37,639
- Present value of funded obligations	(43,117)	(36,903)
Net pension scheme asset	635	736
Other post-retirement schemes	(205)	(200)
Net retirement benefit asset	430	536

Recognised on the balance sheet as:
Retirement benefit assets	1,022	901
Retirement benefit obligations	(592)	(365)
Net retirement benefit asset	430	536

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:
£m

At 1 January 2016	536
Exchange and other adjustments	−
Income statement charge	(136)
Employer contributions	297
Remeasurement	(267)
At 30 June 2016	430

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:
	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Defined benefit pension schemes – current service cost	136	154	161
Defined contribution schemes	132	124	109
Total charge to the income statement (note 3)	268	278	270

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 30 June 2016	At 31 Dec 2015
	%	%

Discount rate	2.80	3.87
Rate of inflation:
Retail Prices Index	2.73	2.99
Consumer Price Index	1.73	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.44	2.58

13. Provisions for liabilities and charges

Payment protection insurance
The Group has made provisions totalling £16,025 million since 2011 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

No additional charge has been made in the first half of 2016.

As at 30 June 2016, £1,950 million or 12 per cent of the total provision remained unutilised relating predominantly to reactive complaints and associated administration costs.

Total cash payments were £1,508 million in the first half of 2016 which included remediation. The re-review of previously handled cases is now complete.

On 26 November 2015, the Financial Conduct Authority (FCA) published a consultation paper (CP15/39: Rules and guidance on payment protection insurance complaints) proposing (i) the introduction of a deadline by which consumers would need to make their PPI complaints including an FCA led communications campaign, and (ii) rules and guidance about how firms should handle PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The Group awaits the FCA’s final decision and should the time bar be longer than the proposed two years or the FCA’s final decision be significantly delayed, then the Group may need to reassess its provision.

In 2015, the Group increased the total expected reactive complaints to 4.7 million (including complaints falling under the Plevin rules and guidance) in light of the FCA proposals, equivalent to approximately 10,000 complaints per week through to a time bar of mid-2018. There is no change in the total expected reactive complaints, with approximately 1.1 million still to be received.

The volume of complaints during the first half of 2016 was marginally lower than the prior year, at around 8,500 per week; this is broadly in line with the Group’s expectations.

Monthly complaint trends could vary significantly, given they are likely to be impacted by a number of factors including seasonality, the potential impact of the FCA’s proposed communication campaign as well as changes in the regulation of Claims Management Companies (CMCs).

The provision includes an estimate to cover redress that would be payable under the FCA’s proposed new rules and guidance in light of Plevin.

Quarter	Average monthly reactive (including Plevin) complaint volume*	Quarter-on-quarter %	Year-on-year %
Q1 2014	42,259	13%	(31%)
Q2 2014	39,426	(7%)	(27%)
Q3 2014	40,624	3%	(18%)
Q4 2014	35,910	(12%)	(4%)
Q1 2015	37,791	5%	(11%)
Q2 2015	36,957	(2%)	(6%)
Q3 2015	37,586	2%	(7%)
Q4 2015	33,998	(10%)	(5%)
Q1 2016	37,293	10%	(1%)
Q2 2016	37,222	(0%)	1%

*Net complaints – i.e. exclude claims where no PPI policy was held

13. Provisions for liabilities and charges (continued)

Sensitivities
The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for 49 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and PBR mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ materially from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the proposed FCA media campaign, CMC and customer activity and the deadline for PPI complaints may be later than originally expected.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities1	To date unless noted	Future	Sensitivity

Customer initiated complaints since origination (m)2	3.6	1.1	0.1 = £180m
Average uphold rate per policy3	74%	89%	1% = £35m
Average redress per upheld policy4	£1,700	£1,250	£100 = £145m
Administrative expenses (£m)	3,005	450	1 case = £400

1	All sensitivities exclude claims where no PPI policy was held.
2
Sensitivity includes complaint handling costs. Future volume includes complaints falling into the Plevin rules and guidance. As a result, the sensitivity per 100,000 complaints includes cases where the average redress would be lower than historical trends.

3
The percentage of complaints where the Group finds in favour of the customer excluding PBR. The 74 per cent uphold rate per policy is based on the six months to 30 June 2016. Future uphold rate and sensitivities are influenced by a proportion of complaints falling under the Plevin rules and guidance which would otherwise be defended. As a result, the future uphold rate is higher than historical trends.

4
The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to 30 June 2016. Future average redress is influenced by expected compensation payments for complaints falling under the Plevin rules and guidance, which have lower average redress than non Plevin cases.

Other regulatory provisions
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The Group recognised provisions totalling £545 million during the period to 31 December 2015.

The German industry-wide issue regarding notification of contractual ‘cooling off’ periods has continued to lead to an increasing number of claims in 2016. Accordingly a provision increase of £50 million was recognised in the half-year to 30 June 2016 giving a total provision of £595 million; the remaining unutilised provision as at 30 June 2016 is £143 million (31 December 2015: £124 million).

The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

13. Provisions for liabilities and charges (continued)

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 30 June 2016 the Group had identified 1,739 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA and has met all of the regulator’s requirements to date.

By the end of 2015, the Group charged a total of £720 million in respect of redress and related administration costs for in-scope customers. An additional £10 million has been provided in the half-year to 30 June 2016 raising the total amount provided to £730 million. As at 30 June 2016, the Group has utilised £701 million (31 December 2015: £652 million), with £29 million (31 December 2015: £68 million) of the provision remaining.

Arrears handling related activities
Following a review of the Group’s secured and unsecured arrears handling activities, the Group has put in place a number of actions to further improve its handling of customers in these areas. As a result, the Group has provided an additional £215 million in the first half of 2016 (bringing the total provision to £351 million), for the costs of identifying and rectifying certain arrears management fees and activities. As at 30 June 2016, the unutilised provision was £346 million (31 December 2015: £136 million).

Other legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In the half-year to 30 June 2016, the Group charged an additional £119 million in respect of matters within the Retail division and £66 million in respect of the Commercial Banking, Consumer Finance and Insurance divisions.

At 30 June 2016, provisions for other legal actions and regulatory matters of £627 million (31 December 2015: £677 million) remained unutilised, principally in relation to the sale of bancassurance products and packaged bank accounts and other Retail provisions.

14. Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the on-going investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process. It is also possible that new claims may be issued. Judgment in the Sainsbury’s v MasterCard case was handed down on 14 July 2016. Sainsbury’s is entitled to recover approximately £69 million (plus interest) in damages from MasterCard. It is unclear whether MasterCard will seek to appeal the judgment. However, the judgment considers a number of important matters that are likely to influence the conduct of ongoing (and future) litigation in relation to both Visa and MasterCard.

Any ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. The Group’s share of the sale proceeds comprised cash consideration of approximately £330 million (of which approximately £300 million was received on completion of the sale and £30 million is deferred for three years) and preferred stock, which the Group measures at fair value. The preferred stock is convertible into Class A Common Stock of Visa Inc or its equivalent upon the occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. Visa Inc only has recourse to the LSA once more than €1 billion of losses relating to UK domestic MIFs have arisen or once the total value of the preferred stock issued by Visa to certain UK banks on completion has been reduced to zero. This would be effected by a downward adjustment to the conversion ratio. In determining the fair value of the preferred stock, the Group includes adjustments for both the stock’s illiquidity and the potential for changes in the conversion ratio. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, have been dismissed by the US Federal Court for Southern District of New York (the District Court). The New York Federal Court of Appeal overturned the District Court’s dismissal of plaintiffs’ antitrust claims in May 2016. The anti-trust claims have now been revived. An application to dismiss these claims for lack of personal jurisdiction will be made following the positive November 2015 decision which dismissed OTC and exchange-based plaintiffs’ claims against the Group for lack of personal jurisdiction.

14. Contingent liabilities and commitments (continued)

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations in connection with interest rate hedging products.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it. The FSCS is funded by levies on the authorised financial services industry. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2016, the end of the latest FSCS scheme year for which it has published accounts, the principal balance outstanding on these loans was £15,655 million (31 March 2015: £15,797 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Tax authorities
The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty's Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC; none of these is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues.

14. Contingent liabilities and commitments (continued)

The Financial Conduct Authority’s announcement on time-barring for PPI complaints and Plevin v Paragon Personal Finance Limited
On 26 November 2015 the FCA issued a Consultation Paper on the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed by firms or the Financial Ombudsman Service, and proposed rules and guidance concerning the handling of PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The next step is for the FCA to issue a policy statement. The Financial Ombudsman Service is also considering the implications of Plevin for PPI complaints. The implications of potential time-barring and the Plevin decision in terms of the scope of any court proceedings or regulatory action remain uncertain.

Mortgage arrears handling activities
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

14. Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business
	At 30 June 2016	At 31 Dec 2015
	£m	£m
Contingent liabilities
Acceptances and endorsements	130	52
Other:
Other items serving as direct credit substitutes	516	458
Performance bonds and other transaction-related contingencies	2,007	2,123
	2,523	2,581
Total contingent liabilities	2,653	2,633

Commitments
Documentary credits and other short-term trade-related transactions	−	−
Forward asset purchases and forward deposits placed	772	421

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	10,490	9,995
Other commitments	63,295	57,809
	73,785	67,804
1 year or over original maturity	39,553	44,691
Total commitments	114,110	112,916

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £62,358 million (31 December 2015: £63,086 million) was irrevocable.

15. Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 50 to the Group’s 2015 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2015 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2016		31 December 2015
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	146,177	146,177	140,536	140,536
Derivative financial instruments	47,323	47,323	29,467	29,467
Loans and receivables:
Loans and advances to banks	25,958	25,979	25,117	25,130
Loans and advances to customers	453,033	453,520	455,175	454,797
Debt securities	3,996	3,882	4,191	4,107
Available-for-sale financial instruments	35,860	35,860	33,032	33,032
Held-to-maturity investments	21,500	22,804	19,808	19,851
Financial liabilities
Deposits from banks	23,162	23,177	16,925	16,934
Customer deposits	423,279	423,824	418,326	418,512
Trading and other financial liabilities at fair value through profit or loss	52,094	52,094	51,863	51,863
Derivative financial instruments	42,376	42,376	26,301	26,301
Debt securities in issue	88,758	91,402	82,056	85,093
Liabilities arising from non-participating investment contracts	19,353	19,353	22,777	22,777
Subordinated liabilities	22,935	24,412	23,312	26,818

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

15. Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2016
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	33,625	−	33,625
Loans and advances to banks	−	2,387	−	2,387
Debt securities	22,796	23,055	2,263	48,114
Equity shares	60,445	34	1,508	61,987
Treasury and other bills	64	−	−	64
Total trading and other financial assets at fair value through profit or loss	83,305	59,101	3,771	146,177
Available-for-sale financial assets:
Debt securities	27,210	7,406	50	34,666
Equity shares	451	14	729	1,194
Total available-for-sale financial assets	27,661	7,420	779	35,860
Derivative financial instruments	63	45,715	1,545	47,323
Total financial assets carried at fair value	111,029	112,236	6,095	229,360

At 31 December 2015
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	30,109	−	30,109
Loans and advances to banks	−	3,065	−	3,065
Debt securities	20,919	22,504	3,389	46,812
Equity shares	58,457	292	1,727	60,476
Treasury and other bills	74	−	−	74
Total trading and other financial assets at fair value through profit or loss	79,450	55,970	5,116	140,536
Available-for-sale financial assets:
Debt securities	25,266	6,518	55	31,839
Equity shares	43	521	629	1,193
Total available-for-sale financial assets	25,309	7,039	684	33,032
Derivative financial instruments	43	27,955	1,469	29,467
Total financial assets carried at fair value	104,802	90,964	7,269	203,035

15. Fair values of financial assets and liabilities (continued)

Financial liabilities
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2016
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	9,443	2	9,445
Trading liabilities	2,687	39,962	−	42,649
Total trading and other financial liabilities at fair value through profit or loss	2,687	49,405	2	52,094
Derivative financial instruments	97	40,949	1,330	42,376
Total financial liabilities carried at fair value	2,784	90,354	1,332	94,470

At 31 December 2015
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	7,878	1	7,879
Trading liabilities	4,153	39,831	−	43,984
Total trading and other financial liabilities at fair value through profit or loss	4,153	47,709	1	51,863
Derivative financial instruments	41	25,537	723	26,301
Total financial liabilities carried at fair value	4,194	73,246	724	78,164

Financial guarantees are recognised at fair value on initial recognition and are classified as level 3; the balance is not material.

15. Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2016	5,116	684	1,469	7,269
Exchange and other adjustments	6	1	61	68
Gains recognised in the income statement within other income	317	−	478	795
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	248	−	248
Purchases	335	204	6	545
Sales	(2,031)	(494)	(35)	(2,560)
Derecognised pursuant to tender offers and redemptions in respect of Enhanced Capital Notes	−	−	(476)	(476)
Transfers into the level 3 portfolio	187	136	45	368
Transfers out of the level 3 portfolio	(159)	−	(3)	(162)
At 30 June 2016	3,771	779	1,545	6,095
Gains recognised in the income statement within other income relating to those assets held at 30 June 2016	373	−	635	1,008

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2015	5,104	270	2,771	8,145
Exchange and other adjustments	(1)	−	(44)	(45)
Losses recognised in the income statement within other income	(61)	−	(534)	(595)
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	1	−	1
Purchases	785	38	182	1,005
Sales	(649)	(6)	(105)	(760)
Transfers into the level 3 portfolio	20	−	−	20
Transfers out of the level 3 portfolio	(48)	−	(37)	(85)
At 30 June 2015	5,150	303	2,233	7,686
Losses recognised in the income statement within other income relating to those assets held at 30 June 2015	(39)	−	(533)	(572)

15. Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2016	1	723	724
Exchange and other adjustments	−	43	43
Losses recognised in the income statement within other income	1	606	607
Additions	−	10	10
Redemptions	−	(52)	(52)
Transfers into the level 3 portfolio	−	−	−
Transfers out of the level 3 portfolio	−	−	−
At 30 June 2016	2	1,330	1,332
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2016	1	592	593

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2015	5	1,456	1,461
Exchange and other adjustments	−	(33)	(33)
Gains recognised in the income statement within other income	−	(100)	(100)
Additions	−	124	124
Redemptions	(4)	(102)	(106)
Transfers into the level 3 portfolio	−	−	−
Transfers out of the level 3 portfolio	−	(12)	(12)
At 30 June 2015	1	1,333	1,334
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2015	−	(100)	(100)

15. Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2016
					Effect of reasonably possible alternative assumptions1
	Valuation technique(s)	Significant unobservable inputs	Range2	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.3/16.6	2,280	73	(80)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	n/a	1,310	−	(21)
Other				181
				3,771
Available for sale financial assets				779

Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest ratevolatility	2%/115%	1,545	17	(24)
				1,545
Financial assets carried at fair value				6,095

Trading and other financial liabilities at fair value through profit or loss				2

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	2%/115%	1,330
				1,330
Financial liabilities carried at fair value				1,332

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

15. Fair values of financial assets and liabilities (continued)

				At 31 December 2015
					Effect of reasonably possible alternative assumptions1
	Valuation technique(s)	Significant unobservable inputs	Range2	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	1.0/17.5	2,279	72	(72)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	n/a	2,538	−	(48)
Other				299
				5,116
Available for sale financial assets				684

Derivative financial assets:
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	171/386	545	14	(14)
Interest rate derivatives	Option pricing model	Interest ratevolatility	1%/63%	924	20	(19)
				1,469
Financial assets carried at fair value				7,269

Trading and other financial liabilities at fair value through profit or loss				1

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	1%/63%	723
				723
Financial liabilities carried at fair value				724

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2015 financial statements.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2015 financial statements.

16. Credit quality of loans and advances

The table below sets out those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired requiring a provision.

The disclosures in the table below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

Loans and advances	Banks	Customers				Designated at fair value through profit or loss
		Retail – mortgages	Retail – other	Commercial	Total
	£m	£m	£m	£m	£m	£m

At 30 June 2016
Good quality	25,547	297,474	34,830	63,285		35,934
Satisfactory quality	305	975	4,384	30,716		78
Lower quality	6	38	443	6,002		−
Below standard, but not impaired	22	146	355	407		−
Neither past due nor impaired1	25,880	298,633	40,012	100,410	439,055	36,012
0-30 days	78	3,839	313	228	4,380	−
30-60 days	−	1,638	79	56	1,773	−
60-90 days	−	1,056	7	43	1,106	−
90-180 days	−	1,286	11	43	1,340	−
Over 180 days	−	−	25	138	163	−
Past due but not impaired2	78	7,819	435	508	8,762	−
Impaired – no provision required	−	786	442	980	2,208	−
– provision held	−	3,468	977	2,660	7,105	−
Gross lending	25,958	310,706	41,866	104,558	457,130	36,012

At 31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		−
Neither past due nor impaired1	25,006	302,063	38,886	100,001	440,950	33,174
0-30 days	111	4,066	276	248	4,590	−
30-60 days	−	1,732	81	100	1,913	−
60-90 days	−	1,065	9	52	1,126	−
90-180 days	−	1,370	8	19	1,397	−
Over 180 days	−	−	19	44	63	−
Past due but not impaired2	111	8,233	393	463	9,089	−
Impaired – no provision required	−	732	690	1,092	2,514	−
– provision held	−	3,269	911	2,896	7,076	−
Gross lending	25,117	314,297	40,880	104,452	459,629	33,174

1
The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models.

2	A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

17. Related party transactions

UK government
In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 30 June 2016, HM Treasury held an interest of 9.1 per cent in the Company’s ordinary share capital, with its interest having fallen below 20 per cent on 11 May 2015. As a consequence of HM Treasury no longer being considered to have a significant influence, it ceased to be a related party of the Company for IAS 24 purposes at that date.

In accordance with IAS 24, UK government-controlled entities were related parties of the Group until 11 May 2015. The Group also regarded the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc (RBS), NRAM plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group participates in the UK government’s National Loan Guarantee Scheme, providing eligible UK businesses with discounted funding based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Funding for Lending
The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, focussing primarily on providing small businesses with cheaper finance to invest and grow. In November 2015, the Bank of England announced that the deadline for banks to draw down their borrowing allowance would be extended for a further two years until 31 January 2018. At 30 June 2016, the Group had drawn down £33.1 billion (31 December 2015: £32.1 billion) under the Scheme.

Enterprise Finance Guarantee Scheme
The Group participates in the Enterprise Finance Guarantee Scheme which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer. As at 30 June 2016, the Group had offered 6,647 loans to customers, worth over £568 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

Help to Buy
The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender. £3,383 million of outstanding loans at 30 June 2016 (31 December 2015: £3,133 million) had been advanced under this scheme.

Business Growth Fund
The Group has invested £222 million (31 December 2015: £176 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and, as at 30 June 2016, carries the investment at a fair value of £216 million (31 December 2015: £170 million).

Big Society Capital
The Group has invested £38 million (31 December 2015: £36 million) in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others and, as at 30 June 2016, carries the investment at a fair value of £37 million (31 December 2015: £33 million).

17. Related party transactions (continued)

Housing Growth Partnership
The Group has invested £11 million (31 December 2015: £4 million) and has committed to invest up to a further £39 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
Other than the transactions referred to above, there were no significant transactions with the UK government and UK government-controlled entities (including UK government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
Other related party transactions for the half-year to 30 June 2016 are similar in nature to those for the year ended 31 December 2015.

18. Dividends on ordinary shares

An interim dividend for 2016 of 0.85 pence per ordinary share (half-year to 30 June 2015: 0.75 pence) will be paid on 28 September 2016. The total amount of this dividend is £607 million (half-year to 30 June 2015: £535 million).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend  11 August 2016

Record date  12 August 2016

Final date for joining or leaving the dividend reinvestment plan  2 September 2016

Interim dividend paid  28 September 2016

On 17 May 2016, a final dividend in respect of 2015 of 1.5 pence per share, totalling £1,070 million, and a special dividend of 0.5 pence per share, totalling £357 million, were paid to shareholders.

19. Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2016 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group. As at 27 July 2016, these pronouncements are awaiting EU endorsement.

IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement

Classification and Measurement
IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments.

19. Future accounting developments (continued)

The Group has undertaken an assessment to determine the potential impact of changes in classification and measurement of financial assets. The adoption of IFRS 9 is unlikely to result in a significant change to current asset measurement bases, however, the final impact will be dependent on the facts and circumstances that exist on 1 January 2018.

IFRS 9 retains most of the existing requirements for financial liabilities. However, for financial liabilities designated at fair value through profit or loss, gains or losses attributable to changes in own credit risk may be presented in other comprehensive income. This change is expected to be immaterial to the Group.

Impairment
IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach, resulting in earlier recognition of credit losses. The IFRS 9 impairment model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk (stage 2). The assessment of whether a significant increase in credit risk has occurred is a key aspect of the IFRS 9 methodology and involves quantitative and qualitative measures and therefore requires considerable management judgement. Stage 3 requires objective evidence that an asset is credit-impaired, which is similar to the guidance on incurred losses in IAS 39. Loan commitments and financial guarantees not measured at fair value through profit or loss are also in scope.

IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider multiple economic scenarios and how they could impact the loss allowance is a subjective feature of the IFRS 9 impairment model. The final methodology for multiple economic scenarios is still under development, however, economic scenarios are likely to consider the Group’s five year operating plan and stress testing scenarios. Appropriate governance and oversight will be established around the process. It is important that the linkage between expected credit losses, economic scenarios, and stress testing is understood and transparent.

These changes may result in a material increase in the Group’s balance sheet provisions for credit losses and may therefore negatively impact the Group's regulatory capital position. The extent of any increase in provisions will depend upon, amongst other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. The requirement to transfer assets between stages and to incorporate forward looking data into the expected credit loss calculation, including multiple economic scenarios, is likely to result in impairment charges being more volatile when compared to the current IAS 39 impairment model.

Hedge Accounting
The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39, however, there is an option to maintain the existing IAS 39 hedge accounting rules until the IASB completes its project on macro hedging. The Group currently expects to continue applying IAS 39 hedge accounting in accordance with this accounting policy choice.

Transition
IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with no requirement to restate prior periods. If comparative periods are not restated, at the date of initial application, any difference between the carrying amount of financial assets and the change in loss allowance shall be recognised in opening retained earnings.

IFRS 9 implementation programme
The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and regulatory guidance. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, development of expected loss models, identifying data and system requirements, and establishing an appropriate operating model and governance framework.

19. Future accounting developments (continued)

Impairment methodologies have been documented and, in addition to IFRS 9, assessed against the expectations of the Basel Committee on Banking Supervision paper ‘Guidance on Credit Risk and Accounting for Expected Credit Losses’, and the Global Public Policy Committee paper ‘The implementation of IFRS 9 impairment requirements by banks’.

The build phase of the programme is underway for the core credit risk models. Systems, processes and model testing will take place in 2017 to embed the changes, enhance business readiness and help improve the understanding of the new impairment models. The programme is progressing in line with its delivery plans.

For all material portfolios, IFRS 9 expected credit loss calculation will leverage the systems, data and models used to calculate regulatory expected credit losses. IFRS 9 expected credit loss models will use the three key input parameters for the computation of expected loss: probability of default; loss given default; and exposure at default.

However, given the conservatism inherent in the regulatory expected losses calculation, a number of adjustments to these components must be made to ensure compliance with IFRS 9 requirements.

IFRS 9 models differ from the regulatory models in a number of conceptual ways, for example stage 2 assets under IFRS 9, for which there has been a significant increase in credit risk, carry a lifetime expected loss amount; whereas regulatory models generate 12 month expected losses for non-defaulted loans, even though they may have experienced a significant increase in credit risk. In addition, different assets are in scope for each reporting base. As a result, the size of the regulatory expected losses should not be taken as a proxy for the size of the loss allowance under IFRS 9.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. Financial instruments, leases and insurance contracts are out of scope and so this standard is not currently expected to have a significant impact on the Group’s profitability.

IFRS 15 is effective for annual periods beginning on or after 1 January 2018.

IFRS 16 Leases
On 13 January 2016 the IASB issued IFRS 16 to replace IAS 17 Leases. IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessor accounting requirements remain aligned to the current approach under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019.

Amendments to IAS 7 Statement of Cash Flows, IAS 12 Income Taxes and IFRS 2 Share-based Payment
During 2016, the IASB has issued amendments to IAS 7 Statement of Cash Flows which require additional disclosure about an entity’s financing activities, IAS 12 Income Taxes which clarify when a deferred tax asset should be recognised for unrealised losses and IFRS 2 Share-based Payment which provide guidance on accounting for cash and certain net-settled schemes. These revised requirements, which are effective for annual periods beginning on or after 1 January 2017 for IAS 7 and IAS 12 and 1 January 2018 for IFRS 2, are not expected to have a significant impact on the Group.

20.            Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015 were approved by the directors on 24 February 2016 and were delivered to the Registrar of Companies on 24 March 2016. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●
an indication of important events that have occurred during the six months ended 30 June 2016 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●
material related party transactions in the six months ended 30 June 2016 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

António Horta-Osório
Group Chief Executive
27 July 2016

Lloyds Banking Group plc board of directors:

Executive directors:
António Horta-Osório (Group Chief Executive)
George Culmer (Chief Financial Officer)
Juan Colombás (Chief Risk Officer)

Non-executive directors:
Lord Blackwell (Chairman)
Anita Frew (Deputy Chairman)
Alan Dickinson
Simon Henry
Nicholas Luff
Deborah McWhinney
Nicholas Prettejohn
Stuart Sinclair
Anthony Watson CBE
Sara Weller CBE

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Report on the condensed consolidated half-year financial statements

Our conclusion
We have reviewed Lloyds Banking Group plc's condensed consolidated half-year financial statements (the "interim financial statements") in the 2016 half-year results of Lloyds Banking Group plc for the six month period ended 30 June 2016. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●
the consolidated balance sheet as at 30 June 2016;
●
the consolidated income statement for the six months ended 30 June 2016
●
the consolidated statement of comprehensive income for the six months ended 30 June 2016;
●
the consolidated cash flow statement for the six months ended 30 June 2016;
●
the consolidated statement of changes in equity for the six months ended 30 June 2016; and
●
the explanatory notes to the interim financial statements.

The interim financial statements included in the 2016 half-year results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The 2016 half-year results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the 2016 half-year results in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the 2016 half-year results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC (continued)

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2016 half-year results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2016

Notes:

(a) The maintenance and integrity of the Lloyds Banking Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

As described in the basis of preparation, the Group analyses its performance on an underlying basis. The Group also calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis as these provide management with a relevant and consistent view of these measures from period to period. A description of the Group’s alternative performance measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and recoveries expressed as a percentage of average loans and advances to customers

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average banking gross interest-earning assets
Cost:income ratio	Operating costs as a percentage of total income net of insurance claims less operating lease depreciation calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and recoveries expressed as a percentage of average loans and advances to customers

Impaired loans as a percentage of advances	Impaired loans and advances to customers adjusted to exclude Retail and Consumer Finance loans in recoveries expressed as a percentage of closing gross loans and advances to customers
Loan to deposit ratio	The ratio of loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Operating Jaws
The difference between the period on period percentage change in total income net of insurance claims less operating lease depreciation and the period on period change in operating costs calculated on an underlying basis

Required equity	The amount of shareholders’ equity and non-controlling interests required to achieve a common equity tier 1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions
Return on assets	Underlying profit before tax divided by average total assets
Return on required equity
Statutory profit after tax adjusted to reflect the notional earnings on any excess or shortfall in equity less the post-tax profit attributable to other equity holders divided by the average required equity for the period

Return on RWAs	Underlying profit before tax divided by average risk-weighted assets
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Preparation
Underlying earnings per share
Underlying profit after tax at the standard UK corporation tax rate adjusted for the banking tax surcharge less the post-tax profit attributable to other equity holders divided by the weighted average number of ordinary shares in issue

Underlying return on required equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to reflect the banking tax surcharge and the notional earnings on any excess or shortfall in equity less the post-tax profit attributable to other equity holders divided by the average required equity for the period

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Andrew Downey
Director of Investor Relations
020 7356 2334
andrew.downey@finance.lloydsbanking.com

CORPORATE AFFAIRS
Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 July 2016